     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                                LEAR CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                              13-3386776
         (State or other jurisdiction of                                 (IRS Employer
         incorporation or organization)                               Identification No.)

                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (248) 746-1500
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               JOSEPH F. MCCARTHY
                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (248) 746-1500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                          ---------------------------

                                   Copies to:

               John L. MacCarthy                                             John D. Lobrano
                Winston & Strawn                                       Simpson Thacher & Bartlett
              35 West Wacker Drive                                        425 Lexington Avenue
            Chicago, Illinois 60601                                     New York, New York 10017
                 (312) 558-5600                                              (212) 455-2000

                          ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                          ---------------------------

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
        TITLE OF EACH CLASS OF                NUMBER OF         PROPOSED MAXIMUM      PROPOSED MAXIMUM
           SECURITIES TO BE                 SHARES TO BE       OFFERING PRICE PER    AGGREGATE OFFERING         AMOUNT OF
              REGISTERED                    REGISTERED(1)           SHARE(2)              PRICE(2)          REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..........      10,284,854              $37.25            $383,110,811.50         $116,094.19
==============================================================================================================================

(1) Includes 1,284,854 shares to cover the Underwriters' over-allotment options.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the New York Stock Exchange Composite Tape on June 9, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement covers the registration of 10,284,854 shares (including 1,284,854 shares which may be purchased upon the exercise of the Underwriters' over-allotment options) of Common Stock, $0.01 par value per share, of Lear Corporation for sale in underwritten public offerings (the "Offerings") in the United States and Canada (the "U.S. Offering") and outside the United States and Canada (the "International Offering"). The complete Prospectus relating to the U.S. Offering (the "U.S. Prospectus") follows immediately after this Explanatory Note. Following the U.S. Prospectus is an alternate cover page and alternate back cover page for the Prospectus to be used in the International Offering (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). Otherwise, the International Prospectus will be identical to the U.S. Prospectus.

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, dated June 10, 1997
PROSPECTUS
                                9,000,000 Shares

                                   Lear Logo

                                  COMMON STOCK
                          ---------------------------

     Of the 9,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), of Lear Corporation ("Lear" or the "Company") being offered hereby, 7,200,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,800,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting." All of the shares being offered hereby are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On June 9, 1997, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $37 1/4 per share.
                          ---------------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 9 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                                      Discounts and             Proceeds to
                                                Price to               Underwriting               Selling
                                                 Public               Commissions(1)          Stockholders(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)...............................            $                        $                        $
==================================================================================================================

(1) Lear and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the International Managers and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $          .
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers 30-day options to purchase up to an aggregate of 1,284,854 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $          ,
    $          and $          , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about                     , 1997.
                          ---------------------------

LEHMAN BROTHERS
            DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION
                         MORGAN STANLEY DEAN WITTER
                                     SALOMON BROTHERS INC
                                              SCHRODER WERTHEIM & CO.
                    , 1997

                             [INSIDE FRONT COVER]



Global Solutions for automotive interiors.

[Lear Corporation Logo]

Innovation * Design and Engineering * Research and Development * Computer-aided Manufacturing and Design * Product and Process Diversity

[a picture of two Lear technicians with an automotive interior and a car seat; a picture of a Lear technician placing two crash test dummies on a High-G sled; a picture of an automobile inside of a Lear noise and vibration test room; and a picture of two Lear technicians working on a crash test dummy]

The following caption appears below the pictures described in the preceding paragraph:

        Lear provides leading edge technology for today's automotive manufacturers from our worldwide network of product engineering and technology centers

[a picture of an automobile containing Lear products on a street in Brazil; a picture of a Lear engineer at a CAD/CAM terminal; a picture of a mini-van seat system; a picture of a door panel and a CAD/CAM terminal exhibiting the door panel, and a picture of a Lear worker making final preparations on a seat system]

The following caption appears below the pictures described in the preceding paragraph:

        Lear can duplicate its processes and its quality, delivering interior systems and components in the global automotive market, managing programs from concept and design straight through to sequenced delivery of parts.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERINGS FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERINGS TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                           -------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The registration statement ("Registration Statement") (which term encompasses any amendments thereto) and the exhibits thereto filed by the Company with the Commission, as well as the reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov that contains periodic reports and other information regarding registrants, like the Company, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

(a) the Company's Annual Report on Form 10-K for the year ended December 31,
    1996;

(b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997;

(c) the Company's Current Report on Form 8-K dated April 3, 1997;

(d) the Company's Current Report on Form 8-K dated June 6, 1997;

(e) the audited consolidated financial statements of Masland Corporation and the notes thereto included on pages 2 through 22 of the Company's Current Report on Form 8-K dated June 27, 1996; and

(f) the Company's Registration Statement on Form 8-A filed on April 1, 1994, as amended by Amendment No. 1 on Form 8-A/A filed on April 5, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Lear Corporation, 21557 Telegraph Road, P.O. Box 5008, Southfield, Michigan 48086-5008, Attention: Director of Investor Relations and Business Planning (telephone: (800) 413-5327).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Lear" refers to Lear Corporation and its consolidated subsidiaries. A significant portion of the Company's operations are conducted through wholly-owned subsidiaries of Lear Corporation.

                                  THE COMPANY

GENERAL

     Lear is one of the largest independent suppliers of automotive interior products to the estimated $45 billion global automotive interior market and one of the ten largest independent automotive suppliers in the world. The Company has experienced substantial growth in market presence and profitability over the last five years as a result of both internal growth and acquisitions. The Company's sales have grown from approximately $1.4 billion for the year ended June 30, 1992 to over $6.2 billion for the year ended December 31, 1996, a compound annual growth rate of 39%. In addition, the Company's operating income has grown from approximately $56.8 million for the year ended June 30, 1992 to approximately $375.8 million for the year ended December 31, 1996, a compound annual growth rate of 51%. The Company's present customers include 26 original equipment manufacturers ("OEMs"), the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen, Audi and BMW. As of April 30, 1997, the Company employed over 45,000 people in 22 countries and operated 149 manufacturing, technology, product engineering and administration facilities.

     Lear is a leading supplier of automotive interiors with in-house capabilities in all five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; instrument panels; and headliners. In addition, Lear is able to offer its customers design, engineering and project management support for the entire automotive interior. Management believes that the ability to offer automotive interior "one-stop-shopping" provides Lear with a competitive advantage as OEMs continue to reduce their supplier base and demand improved quality and enhanced technology. In addition, the Company's broad array of product and process offerings enables it to provide each customer with products tailored to its particular automotive interior needs.

     Lear is focused on delivering high quality automotive interior systems and components to its customers on a global basis. Due to the opportunity for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture automotive interior systems and components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in Eastern Europe, South America, South Africa and the Asia/Pacific Rim region. As a result of the Company's efforts to expand its worldwide operations, the Company's sales outside the United States and Canada have grown from $0.4 billion, or 29.7% of the Company's total sales, for the year ended June 30, 1992 to $2.2 billion, or 35.1% of the Company's total sales, for the year ended December 31, 1996. The Company is committed to expanding its geographic presence in order to better serve the diverse needs of its global customer base.

STRATEGY

     The Company's principal objective is to expand its position as one of the leading independent suppliers of automotive interior systems in the world. To this end, the Company's strategy is to capitalize on three significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; (ii) the increased emphasis on the automotive interior by OEMs as they seek to differentiate their vehicles in the marketplace; and (iii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Management believes that these trends will result in OEMs outsourcing a greater percentage of automotive interior systems, including the outsourcing of complete automotive interiors. Management believes that the criteria for selection of automotive interior suppliers include not only cost, quality and responsiveness, but will increasingly include certain full-service capabilities including design, engineering and project management support. Lear intends to build on its full-service capabilities, strong customer relationships and worldwide presence in order to increase its share of the global automotive interior market.

     Elements of the Company's strategy include:

          - Enhance its Relationships with OEMs. The Company's management has developed strong relationships with its 26 OEM customers which allow Lear to identify business opportunities and customer needs in the early stages of vehicle design. Lear maintains "Customer Focused Divisions" for each of its major customers. This organizational structure consists of several dedicated groups, each of which is focused on serving the needs of a single customer and supporting that customer's programs and product development. This customer-oriented structure has helped Lear develop and maintain an excellent reputation with OEMs for timely delivery and customer service and for providing world class quality at competitive prices.

          - Penetrate Emerging Markets. Geographic expansion will continue to be an important element of the Company's growth strategy. In 1996, more than two-thirds of total worldwide vehicle production occurred outside of the United States and Canada. Emerging markets such as South America and the Asia/Pacific Rim region present strong global growth opportunities as demand for automotive vehicles has been increasing dramatically in these areas. For example, from 1991 through 1996, sales of light vehicles in China have increased nearly 500%, while sales in Brazil have increased over 70%. Industry analysts forecast continued strong increases in light vehicle sales in these and certain other emerging markets. As a result of Lear's strong customer relationships and worldwide presence, management believes that the Company is well-positioned to expand with OEMs in emerging markets.

          - Capitalize on New Outsourcing Opportunities. The door panel, instrument panel and headliner segments of the automotive interior market contain no dominant independent supplier and are in the early stages of the outsourcing and/or consolidation process. These segments constituted over 20% of the total estimated $45 billion global automotive interior market in 1996. The Company believes that the same competitive pressures that have contributed to the rapid expansion of its seat systems business in North America since 1983 will continue to encourage OEMs to outsource more of their door, instrument panel and headliner system and component requirements. In addition, management believes that as the outsourcing of these systems accelerates and OEMs continue their worldwide expansion and seek ways to improve vehicle quality and reduce costs, OEMs will increasingly look to independent suppliers such as Lear to fill the role of "Systems Integrator" to manage the design, purchasing and supply of the total automotive interior. Lear's full-service capabilities make it well-positioned to perform this role.

          - Invest in Product Technology and Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains five technology centers and twenty customer dedicated product engineering centers where it designs and develops new products and conducts extensive product testing. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities. Lear's investments in research and development are consumer-driven and customer-focused. The Company conducts extensive analysis and testing of consumer responses to automotive interior styling and innovations. Because OEMs increasingly view the vehicle interior as a major selling point to their customers, the focus of Lear's research and development efforts is to identify new interior features that make vehicles safer, more comfortable and attractive to consumers. The development of these products has been, and management believes will continue to be, an important element in the Company's future growth. For automotive vehicles manufactured in North America, Lear's total content per vehicle has increased from $94 per vehicle in the fiscal year ended June 30, 1992 to $292 per vehicle in the fiscal year ended December 31, 1996. For automotive vehicles manufactured in Western Europe, Lear's total content per vehicle has increased from $19 per vehicle in the fiscal year ended June 30, 1992 to $109 per vehicle in the fiscal year ended December 31, 1996.

          - Utilize Worldwide JIT Facility Network. Beginning in the 1980s, Lear established facilities, most of which were, and still are, dedicated to a single customer, that allowed it to receive components from its suppliers on a just-in-time ("JIT") basis and deliver seat systems to its customers on a sequential JIT basis. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products in as little as 90 minutes notice. In many cases, by carefully managing floor space and overall efficiency, Lear can move the final assembly and sequencing of other interior systems and components from centrally located facilities to its existing JIT facilities. Management believes that the efficient utilization of the Company's JIT facilities located around the world is an important aspect of Lear's global growth strategy and, together with the Company's system integration skills, provides Lear with a significant competitive advantage in terms of delivering total interior systems to OEMs.

          - Grow Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's worldwide growth and in its efforts to capitalize on automotive industry trends. The Company seeks acquisitions which strengthen Lear's relationships with OEMs, complement Lear's existing products and process capabilities and provide Lear with growth opportunities in new markets. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and have enhanced its relationships with existing customers. The Company's most recent acquisitions have also expanded Lear's manufacturing capabilities to allow the Company to produce all five automotive interior systems. In 1996, after giving pro forma effect to the Masland Acquisition (described below), the Company's Tier I sales of non-seating systems and components would have been approximately $2.1 billion, or approximately 34% of the Company's total pro forma sales.

ACQUISITIONS

     On May 26, 1997, Lear entered into a definitive agreement to acquire certain equity and partnership interests in Keiper Car Seating GmbH & Co. and certain of its subsidiaries and affiliates (collectively, "Keiper") for DM 400 million (approximately $235 million) (the "Keiper Acquisition"). In connection with the Keiper Acquisition, Lear will also pay or assume outstanding indebtedness of Keiper, which is anticipated to be approximately $28 million. Keiper is a leading supplier of automotive vehicle seat systems on a JIT basis for markets in Europe, Brazil and South Africa, with unaudited sales for the year ended December 31, 1996 of approximately $615 million. Management believes that the Keiper Acquisition will strengthen Lear's core seat system business, expand Lear's presence in Europe, Brazil and South Africa and strengthen Lear's relationships with Mercedes Benz, Audi, Volkswagen and Porsche. The Keiper Acquisition, which is subject to clearance by the Antitrust Commission of the European Union, is expected to close in the third quarter of 1997. However, there can be no assurances that the Keiper Acquisition will be consummated.

     On June 5, 1997, the Company acquired the stock of Dunlop Cox Limited ("Dunlop Cox") for approximately $60 million (the "Dunlop Cox Acquisition"). Dunlop Cox, based in Nottingham, England, provides Lear with the ability to design and manufacture manual and electronically-powered automotive seat adjusters. For the year ended December 31, 1996, Dunlop Cox had sales of approximately $39 million.

     Prior to August 1995, Lear primarily produced seat systems and components. Since then, the Company has made three major acquisitions which have provided it with significant capabilities in the other four systems comprising a total automotive interior. In August 1995, Lear acquired Automotive Industries Holding, Inc. ("AI") which gave Lear a strong presence in the door panel and headliner segments of the automotive interior market (the "AI Acquisition"). In June 1996 and December 1996, respectively, Lear acquired Masland Corporation ("Masland"), a leading designer and manufacturer of floor and acoustic systems in North America (the "Masland Acquisition"), and Borealis Industrier AB ("Borealis"), a European manufacturer of instrument panels, door panels and various other automotive interior components (the "Borealis Acquisition"). In addition to broadening its product lines, the acquisitions of Borealis, Masland and AI have expanded the Company's customer base, strengthened its relationships with existing customers and enhanced its technological expertise.

     In addition to the Dunlop Cox, Borealis, Masland and AI Acquisitions, Lear has completed five significant strategic acquisitions since 1990. In December 1994, the Company acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"), establishing Lear as one of the leading independent suppliers of automotive seat systems in Europe (the "FSB Acquisition"). In 1993, the Company significantly expanded its operations in North America by purchasing certain portions of the North American seat cover and seat systems business (the "NAB") of Ford (the "NAB Acquisition"). In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In addition to broadening the Company's geographic coverage, these acquisitions have expanded the Company's customer base and solidified relationships with existing customers.

     The Company's principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48086-5008. Its telephone number at that location is
(248) 746-1500.

                                  THE OFFERING

Common Stock offered by the Selling
  Stockholders:
  U.S. Offering.................................  8,230,000   shares(1)
  International Offering........................  2,054,854   shares(1)
     Total...................................... 10,284,854   shares(1)
                                                 ----------
NYSE Symbol..................................... LEA

-------------------------
(1) Assumes that the Underwriters' over-allotment options are exercised in full.

                                 RISK FACTORS

     Investment in the Company's Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

                     SUMMARY FINANCIAL DATA OF THE COMPANY

     The following summary consolidated financial data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years ended December 31, 1996, 1995 and 1994 have been audited by Arthur Andersen LLP. The consolidated financial statements of the Company for the three months ended March 29, 1997 and March 30, 1996 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 29, 1997 are not necessarily indicative of the results to be expected for the full year. The summary financial data below should be read in conjunction with the other financial data of the Company included in this Prospectus, the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                LEAR CORPORATION

                                            AS OF OR FOR THE
                                           THREE MONTHS ENDED               AS OF OR FOR THE YEAR ENDED
                                         -----------------------   ---------------------------------------------
                                         MARCH 29,    MARCH 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            1997         1996          1996            1995            1994
                                         ---------    ---------    ------------    ------------    ------------
                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales..............................   $1,724.0     $1,405.8       $6,249.1        $4,714.4        $3,147.5
Operating income.......................      102.1         70.0          375.8           244.8           169.6
Interest expense(1)....................       27.2         24.4          102.8            75.5            46.7
Net income(2)..........................       41.9         25.8          151.9            91.6            59.8
Net income per share(2)................        .62          .43           2.38            1.74            1.26
BALANCE SHEET DATA:
Total assets...........................   $3,860.4     $3,122.2       $3,816.8        $3,061.3        $1,715.1
Long-term debt.........................    1,001.6      1,033.3        1,054.8         1,038.0           418.7
Stockholders' equity...................    1,036.2        612.5        1,018.7           580.0           213.6
OTHER DATA:
EBITDA(3)..............................   $  145.6     $  103.2       $  518.1        $  336.8        $  225.7
Depreciation and amortization..........       43.5         33.2          142.3            92.0            56.1
Capital expenditures...................       32.6         33.7          153.8           110.7           103.1
North American content per
  vehicle(4)...........................        312          274            292             227             169
Western European content per
  vehicle(5)...........................        106           98            109              92              44

-------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $0.9 million, $0.8 million, $3.4 million, $2.7 million and $2.4 million for the three months ended March 29, 1997 and March 30, 1996, and for the years ended December 31, 1996, 1995 and 1994, respectively.

(2) After extraordinary charges of $2.6 million ($.05 per share) for the year ended December 31, 1995 relating to the early extinguishment of debt.

(3) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(4) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

(5) "Western European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

            SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

     The following summary pro forma unaudited consolidated financial data were derived from and should be read in conjunction with the pro forma unaudited consolidated financial data included elsewhere in this Prospectus. The following summary pro forma unaudited consolidated operating data and other data of the Company for the year ended December 31, 1996 were prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland), (ii) the public offering of Common Stock by the Company and the application of the net proceeds therefrom in July 1996 (the "1996 Stock Offering"), (iii) the public offering of the Company's 9 1/2% Subordinated Notes due 2006 (the "9 1/2% Notes") and the application of the proceeds therefrom in July 1996 (the "1996 Note Offering") and (iv) the completion of the Company's Amended and Restated Credit and Guarantee Agreement (the "Credit Agreement") and other credit agreement financings in 1996 (collectively, the "Credit Agreement Financings") (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1996. The following summary pro forma unaudited consolidated financial data do not purport to represent (i) the actual results of operations of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.

                                                               FOR THE YEAR ENDED
                                                                DECEMBER 31, 1996
                                                               ------------------
                                                              (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE AND
                                                            CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.................................................          $6,510.8
Operating income..........................................             394.6
Interest expense(1).......................................             113.5
Net income................................................             153.9
Net income per share......................................              2.27
OTHER DATA:
EBITDA(2).................................................          $  548.3
Depreciation and amortization.............................             153.7
Capital expenditures......................................             169.8
North American content per vehicle(3).....................               309
Western European content per vehicle(4)...................               109

-------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $3.4 million.

(2) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(3) "North American content per vehicle" is the Company's pro forma net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

(4) "Western European content per vehicle" is the Company's pro forma net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

                                  RISK FACTORS

     A potential investor should consider carefully all of the information contained in this Prospectus before deciding whether to purchase the Common Stock offered hereby and, in particular, should consider the following:

NATURE OF AUTOMOTIVE INDUSTRY

     The Company's principal operations are directly related to domestic and foreign automotive vehicle production. Automotive sales and production are cyclical and can be affected by the strength of a country's general economy. In addition, automotive production and sales can be affected by labor relations issues (including strikes and other work stoppages), regulatory requirements, trade agreements and other factors. A decline in automotive sales and production could result in a decline in the Company's results of operations or financial condition.

RELIANCE ON MAJOR CUSTOMERS AND SELECTED CAR MODELS

     Two of the Company's customers, Ford and General Motors, accounted for approximately 32% and 30%, respectively, of the Company's net sales during 1996. Although the Company has purchase orders from many of its customers, such purchase orders generally provide for supplying the customers' annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for manufacturing a specific quantity of products. In addition, certain of the Company's manufacturing and assembly plants are dedicated to a single customer's automotive assembly plant. The customer's decision to close any such plant would require the Company to obtain alternate supply agreements, relocate existing business to such facility or close such facility. To date, neither model discontinuances nor plant closings have had a material adverse effect on the Company because of the breadth of the Company's product lines and the ability of the Company to relocate its facilities with minimal capital expenditures. There can be no assurances that the Company's loss of business with respect to either a particular automobile model or a particular assembly plant would not have a material adverse effect on the Company's results of operations or financial condition in the future.

     There is substantial and continuing pressure from the major OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Management believes that the Company's ability to develop new products and to control its own costs, many of which are variable, will allow the Company to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins.

FOREIGN EXCHANGE RISK

     As a result of Lear's continued global expansion, a significant portion of the Company's revenues, expenses and net assets are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's results of operations and financial condition.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying, deterring or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Restated Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board of Directors. In addition, the Board of Directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. A director may be removed from office only for cause. These provisions could delay the replacement of a majority of the Board of Directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. Further, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined in such law. Certain current stockholders of the Company are not, by virtue of their current holdings, deemed to be "interested stockholders" under this statute. This statute also may delay, deter or prevent a change of control of the Company. See "Description of Capital Stock" for additional information regarding these and certain other anti-takeover provisions adopted by the Company.

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate," and "expect" and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forward-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to, (i) general economic conditions in the markets in which the Company operates, (ii) fluctuations in worldwide or regional automobile and light truck production, (iii) labor disputes involving the Company or its significant customers, (iv) changes in practices and/or policies of the Company's significant customers toward outsourcing automotive components and systems, (v) other risks detailed from time to time in the Company's Securities and Exchange Commission filings and (vi) those items identified under "Risk Factors." The Company does not intend to update these forward-looking statements.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LEA." The following table sets forth the high and low sale prices of the Common Stock as reported on the New York Stock Exchange for the periods indicated:

                                                              HIGH     LOW
                                                              ----     ---
1995:
  First Quarter.............................................  $20 7/8  $16 5/8
  Second Quarter............................................   24 1/4   17 7/8
  Third Quarter.............................................   31 1/8   23
  Fourth Quarter............................................   32 1/2   26 1/4
1996:
  First Quarter.............................................  $34      $25 1/4
  Second Quarter............................................   39 1/4   27 1/2
  Third Quarter.............................................   39 7/8   29 7/8
  Fourth Quarter............................................   38 7/8   31 3/4
1997:
  First Quarter.............................................  $39 7/8  $33 3/8
  Second Quarter (through June 9, 1997).....................   38 5/8   33 1/4

     The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

     As of May 28, 1997, there were 332 holders of record of the outstanding Common Stock and the Company estimates that, at such date, there were approximately 15,400 beneficial holders.

     The Company to date has not paid dividends on its Common Stock. Any future payment of dividends is subject to the discretion of the Company's Board of Directors, which may consider the Company's earnings and financial condition and such other factors as it deems relevant. In addition, the Credit Agreement and the Indentures governing Lear's 11 1/4% Senior Subordinated Notes due 2000 (the "Senior Subordinated Notes"), 8 1/4% Subordinated Notes due 2002 (the "Subordinated Notes") and the 9 1/2% Notes presently contain certain restrictions on the Company's ability to pay dividends. The Company does not currently intend to pay cash dividends.

                            PRO FORMA FINANCIAL DATA

     The following pro forma unaudited consolidated statement of income of the Company for the year ended December 31, 1996 was prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland), (ii) the 1996 Stock Offering, (iii) the 1996 Note Offering and (iv) Credit Agreement Financings (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1996.

     The Pro Forma Statement does not purport to represent (i) the actual results of operations of the Company had the Pro Forma Transactions occurred on the date assumed or (ii) the results to be expected in the future.

     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The Pro Forma Statement and accompanying notes should be read in conjunction with the historical financial statements of the Company and Masland, including the notes thereto, and the other financial information pertaining to the Company and Masland, including the information included elsewhere or incorporated by reference in this Prospectus.

              PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                                                                               OPERATING AND
                                                     LEAR         MASLAND        FINANCING
                                                  HISTORICAL   HISTORICAL(1)    ADJUSTMENTS       PRO FORMA
                                                  ----------   -------------   -------------      ---------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.......................................   $6,249.1       $263.7          $ (2.0)(2)      $6,510.8
Cost of sales...................................    5,629.4        211.6            (2.0)(2)       5,839.0
                                                   --------       ------          ------          --------
Gross profit....................................      619.7         52.1              --             671.8
Selling, general and administrative expenses....      210.3         29.2              --             239.5
Amortization....................................       33.6          1.2             2.9 (3)          37.7
                                                   --------       ------          ------          --------
Operating income................................      375.8         21.7            (2.9)            394.6
Interest expense................................      102.8          2.2             8.5 (4)         113.5
Other expense, net..............................       19.6          1.2              --              20.8
                                                   --------       ------          ------          --------
Income before income taxes......................      253.4         18.3           (11.4)            260.3
Income taxes....................................      101.5          7.9            (3.0)(5)         106.4
                                                   --------       ------          ------          --------
Net income......................................   $  151.9       $ 10.4          $ (8.4)         $  153.9
                                                   ========       ======          ======          ========
Net income per share............................   $   2.38                                       $   2.27
Weighted average shares outstanding (in
  millions).....................................       63.8                          4.0 (6)          67.8
EBITDA(7).......................................   $  518.1                                       $  548.3
                                                   ========                                       ========

-------------------------
(1) The Masland historical information reflects Masland historical unaudited results of operations for the period from January 1, 1996 through June 27, 1996, the date on which the Company acquired 97% of Masland's common stock. The results from Masland's operations for the period subsequent to June 27, 1996 are included in the historical results of the Company.

(2) Reflects the elimination of net sales from Masland to the Company from January 1, 1996 through June 27, 1996.

(3) The adjustment to amortization represents the following:

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1996
                                                                   -----------------
                                                                 (DOLLARS IN MILLIONS)
    Amortization of goodwill from the Masland Acquisition.......         $ 4.1
    Elimination of the historical goodwill amortization of
      Masland...................................................          (1.2)
                                                                        ------
                                                                         $ 2.9
                                                                        ======

(4) Reflects interest expense changes as follows:

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1996
                                                                   -----------------
                                                                 (DOLLARS IN MILLIONS)
    Reduction in interest due to application of the net proceeds
      from the 1996 Stock Offering..............................         $(8.8)
    Reduction in interest due to application of the net proceeds
      from the 1996 Note Offering...............................          (7.1)
    Interest on borrowings to finance the Masland Acquisition...          15.7
    Elimination of interest on Masland debt refinanced..........          (2.2)
    Interest on the 9 1/2% Notes from January 1, 1996 through
      July 11, 1996.............................................          10.1
    Other changes in interest expense, commitment fees and
      amortization of deferred finance fees due to the 1996
      Stock Offering, the 1996 Note Offering and the Credit
      Agreement Financings......................................            .8
                                                                        ------
                                                                         $ 8.5
                                                                        ======

(5) Reflects the income tax effects of the operating and financing adjustments.

(6) The adjustment to weighted average shares outstanding represents the following:

                                                                      YEAR ENDED
                                                                  DECEMBER 31, 1996
                                                                  -----------------
                                                                 (SHARES IN MILLIONS)
    Effect of the issuance of 7.5 million shares pursuant to the
      1996 Stock Offering.......................................          3.9
    Conversion of certain Masland stock options into Lear stock
      options in connection with the Masland Acquisition........           .1
                                                                        -----
                                                                          4.0
                                                                        =====

(7) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

                     SELECTED FINANCIAL DATA OF THE COMPANY

    The following income statement and balance sheet data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the fiscal years ended December 31, 1996, 1995, 1994 and 1993 and June 30, 1993 and 1992 have been audited by Arthur Andersen LLP. Effective December 31, 1993, the Company changed its fiscal year end from June 30 to December 31. The consolidated financial statements of the Company for the three months ended March 29, 1997 and March 30, 1996 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 29, 1997 are not necessarily indicative of the results to be expected for the full year. The selected financial data below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                        AS OF OR FOR THE
                       THREE MONTHS ENDED                               AS OF OR FOR THE YEAR ENDED
                      ---------------------   -------------------------------------------------------------------------------
                      MARCH 29,   MARCH 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                        1997        1996          1996           1995           1994           1993         1993       1992
                      ---------   ---------   ------------   ------------   ------------   ------------   --------   --------
                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales...........  $1,724.0    $1,405.8      $6,249.1       $4,714.4       $3,147.5       $1,950.3     $1,756.5   $1,422.7
Gross profit........     177.9       120.6         619.7          403.1          263.6          170.2        152.5      115.6
Selling, general and
  administrative
  expenses..........      66.1        43.3         210.3          139.0           82.6           62.7         61.9       50.1
Incentive stock and
  other compensation
  expense(1)........        --          --            --             --             --           18.0           --         --
Amortization........       9.7         7.3          33.6           19.3           11.4            9.9          9.5        8.7
                      --------    --------      --------       --------       --------       --------     --------   --------
Operating income....     102.1        70.0         375.8          244.8          169.6           79.6         81.1       56.8
Interest
  expense(2)........      27.2        24.4         102.8           75.5           46.7           45.6         47.8       55.2
Other expense,
  net(3)............       5.5         3.1          19.6           12.0            8.1            9.2          5.4        5.8
                      --------    --------      --------       --------       --------       --------     --------   --------
Income (loss) before
  income taxes and
  extraordinary
  items.............      69.4        42.5         253.4          157.3          114.8           24.8         27.9       (4.2)
Income taxes........      27.5        16.7         101.5           63.1           55.0           26.9         17.8       12.9
                      --------    --------      --------       --------       --------       --------     --------   --------
Net income (loss)
  before
  extraordinary
  items.............      41.9        25.8         151.9           94.2           59.8           (2.1)        10.1      (17.1)
Extraordinary
  items(4)..........        --          --            --            2.6             --           11.7           --        5.1
                      --------    --------      --------       --------       --------       --------     --------   --------
Net income (loss)...  $   41.9    $   25.8      $  151.9       $   91.6       $   59.8       $  (13.8)    $   10.1   $  (22.2)
                      ========    ========      ========       ========       ========       ========     ========   ========
Net income (loss)
  per share before
  extraordinary
  items(5)..........  $    .62    $    .43      $   2.38       $   1.79       $   1.26       $   (.06)    $    .25   $   (.62)
Net income (loss)
  per share(5)......  $    .62    $    .43      $   2.38       $   1.74       $   1.26       $   (.39)    $    .25   $   (.80)
Weighted average
  shares outstanding
  (in
  millions)(5)......      68.0        60.0          63.8           52.6           47.6           35.5         40.0       27.8
BALANCE SHEET DATA:
Current assets......  $1,426.2    $1,257.9      $1,347.4       $1,207.2       $  818.3       $  433.6     $  325.2   $  282.9
Total assets........   3,860.4     3,122.2       3,816.8        3,061.3        1,715.1        1,114.3        820.2      799.9
Current
  liabilities.......   1,584.9     1,306.0       1,499.3        1,276.0          981.2          505.8        375.0      344.2
Long-term debt......   1,001.6     1,033.0       1,054.8        1,038.0          418.7          498.3        321.1      348.3
Stockholders'
  equity............   1,036.2       612.5       1,018.7          580.0          213.6           43.2         75.1       49.4
OTHER DATA:
EBITDA(6)...........  $  145.6    $  103.2      $  518.1       $  336.8       $  225.7       $  122.2     $  121.8   $   91.8
Capital
  expenditures......  $   32.6    $   33.7      $  153.8       $  110.7       $  103.1       $   45.9     $   31.6   $   27.9
Number of
  facilities(7).....       149         116           148            107             79             61           48         45
North American
  content per
  vehicle(8)........  $    312    $    274      $    292       $    227       $    169       $    112     $     98   $     94
Western European
  content per
  vehicle(9)........  $    106    $     98      $    109       $     92       $     44       $     34     $     26   $     19

-------------------------
(1) Includes a one-time charge of $18.0 million, of which $14.5 million was non-cash, for the year ended December 31, 1993 for incentive stock and other compensation expense.
(2) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $0.9 million, $0.8 million, $3.4 million, $2.7 million, $2.4 million, $2.6 million, $3.0 million and $3.2 million for the three months ended March 29, 1997 and March 30, 1996, and for the years ended December 31, 1996, 1995, 1994 and 1993, and the fiscal years ended June 30, 1993 and 1992, respectively.
(3) Consists of foreign currency exchange gain or loss, minority interests in consolidated subsidiaries, equity in net income of affiliates, state and local taxes and other expense.
(4) The extraordinary items resulted from the prepayment of debt.
(5) Weighted average shares outstanding and net income (loss) per share are calculated on a fully-diluted basis.
(6) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operations as determined by generally accepted accounting principles.
(7) Includes facilities operated by the Company's less than majority-owned affiliates and facilities under construction.
(8) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
(9) "Western European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

RESULTS OF OPERATIONS

     Lear's sales have grown rapidly, both internally and through acquisitions, from approximately $3.1 billion in the year ended December 31, 1994 to approximately $6.2 billion in the year ended December 31, 1996. Net income over the same period increased from $59.8 million to $151.9 million. The Company's principal operations are directly affected by worldwide automotive vehicle production. Automotive production can be affected by factors such as the country's general economy, labor relation issues, regulatory requirements, trade agreements, and other factors. Labor relations issues at one of the Company's major customers had a negative impact on the results of operations of the Company for the year ended December 31, 1996 and labor relations issues at two of the Company's major customers will have a negative impact on the results of operations of the Company for the three months ended June 28, 1997.

     The following chart shows operating results of the Company by principal geographic area:

                          GEOGRAPHIC OPERATING RESULTS

                                           THREE MONTHS ENDED                       YEAR ENDED
                                         ----------------------    --------------------------------------------
                                         MARCH 29,    MARCH 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                           1997         1996           1996            1995            1994
                                         ---------    ---------    ------------    ------------    ------------
                                                                 (DOLLARS IN MILLIONS)
NET SALES:
United States and Canada.............    $1,161.6     $  916.6       $4,058.0        $3,108.0        $2,378.7
Europe...............................       415.1        382.9        1,621.8         1,325.4           572.5
Mexico and other.....................       147.3        106.3          569.3           281.0           196.3
                                         --------     --------       --------        --------        --------
  Net sales..........................    $1,724.0     $1,405.8       $6,249.1        $4,714.4        $3,147.5
                                         ========     ========       ========        ========        ========
OPERATING INCOME:
United States and Canada.............    $   87.1     $   56.7       $  302.6        $  204.8        $  155.6
Europe...............................         6.9          9.4           49.2            26.5             4.4
Mexico and other.....................         8.1          3.9           24.0            13.5             9.6
                                         --------     --------       --------        --------        --------
  Operating income...................    $  102.1     $   70.0       $  375.8        $  244.8        $  169.6
                                         ========     ========       ========        ========        ========

Three Months Ended March 29, 1997 Compared With Three Months Ended March 30,
1996

     Net sales of $1,724.0 million in the quarter ended March 29, 1997 surpassed the first quarter of 1996 by $318.2 million or 22.6%. Net sales in the first quarter of 1997 benefited from the June 1996 Masland Acquisition and the December 1996 Borealis Acquisition, which collectively accounted for $207.6 million of the increase from the first quarter of 1996. Further contributing to the overall increase in sales was new business introduced globally within the past year and the incremental volume and content on mature programs in North America and South America.

     Net sales in the United States and Canada of $1,161.6 million in the first quarter of 1997 exceeded net sales in the first quarter of 1996 by $245.0 million or 26.7%. Sales in the quarter ended March 29, 1997 benefited from the contribution of $149.3 million in sales from the Masland Acquisition, introduction within the past twelve months of new Ford and Chrysler truck programs and vehicle production increases by domestic automotive manufacturers on certain established programs.

     Net sales in Europe of $415.1 million increased by $32.2 million or 8.4% in the first quarter of 1997 as compared to net sales in the first quarter of 1996. Sales in the quarter ended March 29, 1997 benefited from $47.7 million in sales from the Borealis Acquisition. Partially offsetting the increase in sales were unfavorable exchange rate fluctuations in Germany and Sweden and a modest downturn on industry build schedules for carryover programs.

     Net sales of $147.3 million for the first quarter of 1997 in the Company's remaining geographic regions, consisting of Mexico, South America, the Asia/Pacific Rim region and South Africa surpassed net sales for the first quarter of 1996 by $41.0 million or 38.6%. Sales in the quarter ended March 29, 1997 benefited from increased Fiat and Volkswagen programs in South America and $10.6 million in sales from a Masland operation in Mexico. Partially offsetting the increase in sales was reduced market demand for existing General Motors truck and Ford passenger car programs in Mexico.

     Gross profit (net sales less cost of sales) and gross margin (gross profit as a percentage of net sales) were $177.9 million and 10.3% for the first quarter of 1997 as compared to $120.6 million and 8.6% in the comparable period of 1996. Gross profit improvement in the quarter ended March 29, 1997 reflected the contribution of the Masland and Borealis Acquisitions coupled with the benefits derived from the overall growth in new and ongoing programs.

     Selling, general and administrative expenses as a percentage of net sales increased to 3.8% in the first quarter of 1997 as compared to 3.1% in the first quarter of 1996. These expenditures increased in the first quarter of 1997 in comparison to the comparable period of the prior year due to the inclusion of Masland and Borealis operating expenses as well as support expenses associated with established and potential business opportunities.

     Operating income and operating margin were $102.1 million and 5.9% for the first quarter of 1997 as compared to $70.0 million and 5.0% for the first quarter of 1996. For the quarter ended March 29, 1997, operating income benefited from the Masland Acquisition, increased market demand and content on car and light truck programs in the United States and Canada and improved performances at certain South America and Asia/Pacific Rim operations. Partially offsetting the increase in operating income were design, development and administrative expenses, program expenses for recently opened facilities in South America and the Asia/Pacific Rim region and the integration of the Company's interior trim operations in Europe. Non-cash depreciation and amortization charges were $43.5 million and $33.2 million for the first quarter of 1997 and 1996, respectively. For the quarter ended March 29, 1997, interest expense increased over the first quarter of 1996 by $2.8 million, largely as a result of interest incurred on additional debt utilized to finance the Masland and Borealis Acquisitions.

     Other expenses for the first quarter of 1997, which include state and local taxes, foreign exchange, minority interests in consolidated subsidiaries, equity in net income of affiliates and other non-operating expenses, increased in comparison to the first quarter of the prior year as increases in the provisions for minority interest and state and local taxes more than offset foreign exchange gains.

     Net income for the first quarter of 1997 was $41.9 million, or $.62 per share, as compared to $25.8 million, or $.43 per share, in the first quarter of 1996. The provision for income taxes in the current quarter was $27.5 million, or an effective tax rate of 39.6% as compared to $16.7 million, or an effective tax rate of 39.3% in the previous year. Earnings per share increased in the first quarter of 1997 by 44.2% despite an increase in the weighted average number of shares outstanding of approximately 8.0 million shares.

Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

     Net sales of $6,249.1 million in the year ended December 31, 1996 represented the fifteenth consecutive year of record sales and exceeded sales of $4,714.4 million in the year ended December 31, 1995 by $1,534.7 million, or 32.6%. Net sales in 1996, as compared to the prior year, benefited from the full year contribution of the AI Acquisition completed in August 1995 and the partial year contribution of the Masland Acquisition in June 1996, respectively, which collectively accounted for $836.3 million of the increase. Further contributing to the overall increase in sales was new business introduced globally within the past year and incremental volume and content on mature programs.

     Gross profit and gross margin improved to $619.7 million and 9.9% in 1996 as compared to $403.1 million and 8.6% in 1995. Gross profit in 1996 reflects the contribution of the AI and Masland Acquisitions coupled with the benefits derived from increased revenues from new and ongoing programs. Also contributing to the increase in gross profit was a decrease in start-up expenses from $32.1 million in 1995 to $18.0 million in 1996.

Partially offsetting the increase in gross profit was the cumulative impact of the General Motors work stoppages in the first and fourth quarters of 1996 and downtime associated with a Chrysler model changeover.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 3.4% in the year ended December 31, 1996 as compared to 2.9% a year earlier. In comparison to the prior year, the increase in actual expenditures in 1996 was due to the inclusion of Masland and AI operating expenses as well as increased research and development and administrative support expenses associated with the expansion of domestic and international business.

     Operating income and operating margin were $375.8 million and 6.0% in the year ended December 31, 1996 as compared to $244.8 million and 5.2% in the previous year. For 1996, operating income benefited from the incremental operating income generated from acquisitions along with increased revenue from domestic and foreign automotive manufacturers on new and mature programs. Partially offsetting the increase in operating income were design, development and administrative expenses at North American and European Technical Centers, Chrysler's downtime for model changeover and the adverse impact of the General Motors work stoppages. Non-cash depreciation and amortization charges were $142.3 million and $92.0 million for the years ended December 31, 1996 and 1995, respectively.

     For the year ended December 31, 1996, interest expense increased by $27.3 million to $102.8 million as compared to the corresponding period in the prior year. The increase in interest expense was largely the result of interest incurred on additional debt utilized to finance the Masland and AI Acquisitions.

     Other expenses for the year ended December 31, 1996, which include state and local taxes, foreign exchange, minority interests in consolidated subsidiaries, equity in net income of affiliates and other non-operating expenses, increased to $19.6 million in 1996 as compared to $12.0 million in 1995 as the effect of higher sales volumes on state and local taxes and the provision for minority interest expense from the Company's joint ventures more than offset favorable foreign exchange related to the Company's North American and European operations.

     Net income in 1996 was $151.9 million, or $2.38 per share, as compared to $91.6 million, or $1.74 per share in 1995. The increase in net income was due to the Masland Acquisition, a full year activity from the AI Acquisition, new business awarded, cost reduction programs and increased production levels on existing programs. The provision for income taxes in the current year was $101.5 million, or an effective tax rate of 40.1%, as compared to $63.1 million and 40.1% in the previous year. Net income in 1995 reflects an extraordinary loss of $2.6 million related to the early retirement of debt. Earnings per share increased in 1996 by 36.8% despite an increase in the weighted average number of shares outstanding of approximately 11.1 million shares.

  United States and Canadian Operations

     Net sales in the United States and Canada were $4,058.0 million and $3,108.0 million in the years ended December 31, 1996 and 1995, respectively. Sales in 1996 benefited from the contribution of $708.4 million in incremental sales from the AI and Masland Acquisitions, new passenger car and truck programs introduced during 1996 and modest vehicle production increases by domestic automotive manufacturers on carryover programs. Partially offsetting the increase in sales was the impact of the General Motors work stoppages and downtime associated with a Chrysler model changeover.

     Operating income and operating margin were $302.6 million and 7.5% in 1996 as compared to $204.8 million and 6.6% in 1995. The increase in operating income was largely the result of the benefits derived from the acquisitions of AI and Masland as well as the overall growth in domestic vehicle sales, including production of new business vehicle sales. Partially offsetting the increase in operating income were reduced utilization at General Motors and Chrysler facilities and higher engineering and administrative expenses necessary to support established and new business opportunities.

  European Operations

     Net sales in Europe increased by 22.4% to $1,621.8 million in the year ended December 31, 1996 as compared to $1,325.4 million in the year ended December 31, 1995. Sales in 1996 benefited from increased market demand on existing passenger car and light truck programs in Italy, Germany and Austria and the full year contribution of the AI Acquisition.

     Operating income and operating margin were $49.2 million and 3.0% in 1996 as compared to $26.5 million and 2.0% in 1995. Operating income in 1996 benefited from incremental volume on carryover seat and seat component programs, the contribution of the AI Acquisition and improved operating performance at certain of the Company's facilities in England and Germany.

  Mexico and Other Operations

     Net sales of $569.3 million in 1996 in the Company's remaining geographic regions, consisting of Mexico, South America, the Asia/Pacific Rim region and South Africa, increased by $288.3 million, or 102.6%, from $281.0 million in the comparable period in 1995. Sales in the year ended December 31, 1996 benefited from new business operations in South America, the Asia/Pacific Rim region, and South Africa which accounted for $214.7 million of the increase, higher production build schedules for General Motors and Chrysler programs in Mexico and sales of $22.3 million from a Masland operation in Mexico.

     Operating income and operating margin were $24.0 million and 4.2% in 1996 as compared to $13.5 million and 4.8% in 1995. Operating income in 1996 increased primarily due to the benefits derived from the growth in sales activity, including the production of new business operations and the acquisition of Masland. Partially offsetting the increase in operating income were facility and preproduction costs for recently opened facilities in Argentina, India and Venezuela.

Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

     Net sales of $4,714.4 million in the year ended December 31, 1995 increased by $1,566.9 million or 49.8% over net sales for the year ended December 31, 1994. Net sales in 1995 benefited from the acquisitions of AI on August 17, 1995 and the Fiat Seat Business on December 15, 1994 which together accounted for $795.3 million of the increase. Further contributing to the growth in sales were incremental volumes on new seating programs in North America and increased production in Europe.

     Gross profit and gross margin were $403.1 million and 8.6% in 1995 as compared to $263.6 million and 8.4% in 1994. Gross profit in 1995 benefited from the overall increase in North American and European sales activity, including the acquisitions of AI and FSB, and production of certain new seat programs in the United States and Mexico. Partially offsetting the increase in gross profit were new program start-up expenses of $32.1 million versus $23.1 million in 1994, and costs associated with new business opportunities in Asia/Pacific Rim, South America and South Africa.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 2.9% in 1995 as compared to 2.6% in the previous year. Actual expenditures in 1995 increased in comparison to the prior year primarily due to the inclusion of AI and FSB engineering and administrative expenses in 1995. In addition, research and development costs increased at the United States and European customer focused technical centers in support of existing and potential business opportunities.

     Operating income and operating margin were $244.8 million and 5.2% in the year ended December 31, 1995 as compared to $169.6 million and 5.4% in the year ended December 31, 1994. The increase in operating income was primarily due to increased volumes on new and existing light truck seating programs, improved performance of the Company's European operations and the incremental operating income derived from acquisitions. Partially offsetting the increase in operating income and contributing to the decline in operating margins were design and development costs associated with the expansion of business and program start-up expenses for new seat programs. Also contributing to the decline in operating margin were the increased sales in Europe caused by the FSB which had lower margins. Non-cash depreciation and amortization charges were $92.0 million and $56.1 million for the years ended December 31, 1995 and 1994, respectively.

     Interest expense in the year ended December 31, 1995 increased in comparison to prior year as a result of interest incurred on additional debt utilized to finance the AI and FSB Acquisitions as well as higher interest rates in 1995 under the Company's prior senior credit facilities.

     Other expenses in 1995 increased in comparison to the prior year as foreign exchange losses incurred at the Company's North American and European operations, along with increased state and local taxes associated with the AI Acquisition, more than offset income derived from joint ventures accounted for under the equity method.

     Net income for the year ended December 31, 1995 was $91.6 million, or $1.74 per share, as compared to $59.8 million, or $1.26 per share in the year ended December 31, 1994. The provision for income taxes in fiscal 1995 was $63.1 million, or an effective tax rate of 40.1%, versus $55.0 million and 47.9% for the previous year. The decrease in rate is largely the result of changes in operating performance and related income levels among the various tax jurisdictions. Earnings per share increased in 1995 by 38.1% despite an increase in the number of shares outstanding and an extraordinary loss of $2.6 million ($.05 per share) for the early retirement of debt.

  United States and Canadian Operations

     Net sales in the United States and Canada were $3,108.0 million and $2,378.7 million in the years ended December 31, 1995 and 1994, respectively. Sales in 1995 benefited from new Ford and General Motors passenger car programs, the contribution of $248.1 million in sales from the AI Acquisition and incremental volume on light truck seating for previously existing programs.

     Operating income and operating margin were $204.8 million and 6.6% in 1995 as compared to $155.6 million and 6.5% in 1994. Operating income in 1995 increased primarily due to increased volumes at certain of the Company's car and light-truck seating facilities, the benefits derived from the AI Acquisition and increased productivity and cost reduction programs at existing seat and seat component facilities. Partially offsetting this increase in operating margin were engineering and administrative support expenses along with preproduction costs at new business operations.

  European Operations

     Net sales in Europe were $1,325.4 million in the year ended December 31, 1995 and $572.5 million in the year ended December 31, 1994. Sales in 1995 benefited from $547.2 million in sales from the FSB and AI acquisitions, incremental volume on existing programs in Sweden and England and favorable exchange rate fluctuations in Germany and Sweden.

     Operating income and operating margin were $26.5 million and 2.0% in 1995 as compared to $4.4 million and 0.8% in 1994. Operating income in 1995 benefited from incremental volume on mature Scandinavian and German seat programs and the benefits derived from the FSB and AI Acquisitions. Partially offsetting the increase in operating income were engineering, preproduction and facility costs associated with the start-up of a new seat program in Germany.

  Mexico and Other Operations

     Net sales of $281.0 million in 1995 in the Company's remaining geographic regions, consisting of Mexico, Asia/Pacific Rim, South Africa and South America increased by $84.7 million or 43.1% as compared to $196.3 million in the comparable period in the prior year. Sales in the year ended December 31, 1995 benefited from the overall growth in Mexican sales activity, including the production of new General Motors and Ford passenger car and truck seat programs. Further contributing to the increase in sales was the addition of new business operations in Australia, South Africa, Brazil and Argentina.

     Operating income and operating margin were $13.5 million and 4.8% in the year ended December 31, 1995 and $9.6 million and 4.9% in the previous year. The increase in operating income was largely the result of the benefits derived from increased market demand for new and ongoing seat programs in Mexico. Partially offsetting the increase in operating income were engineering and preproduction costs for recently opened manufacturing facilities in Asia/Pacific Rim, South Africa and South America.

LIQUIDITY AND FINANCIAL CONDITION

     The Company's Credit Agreement is a $1.8 billion multicurrency revolving credit facility with a syndicate of financial institutions. The Credit Agreement matures on September 30, 2001 and borrowings thereunder may be used for general corporate purposes. The Credit Agreement is guaranteed by certain of the Company's significant domestic subsidiaries and secured by a pledge of the capital stock of certain of the Company's domestic and foreign subsidiaries. Generally, United States dollar loans under the Credit Agreement bear interest, at the election of the Company, at a floating rate equal to (i) the higher of a specified bank's prime rate and the federal funds rate plus 0.5% or (ii) the Eurodollar rate plus 0.275% to 0.625%, depending on the level of the Company's coverage ratio (as specified in the Credit Agreement). Foreign currency borrowings under the Credit Agreement may be made at floating interest rates set forth in the Credit Agreement. In addition, at the Company's option, the Company may incur United States dollar loans under competitive advance facilities and foreign currency loans under alternative currency facilities at interest rates to be agreed upon at the time of such loans. The Company also pays a facility fee on the total $1.8 billion commitment equal to 0.15% to 0.25% per annum, depending on the level of the Company's coverage ratio (as specified in the Credit Agreement). As of March 29, 1997, the Company had $450.3 million outstanding under the Credit Agreement, and an additional $38.5 million was committed under outstanding letters of credit, resulting in approximately $1.3 billion unused and available. The Company used borrowings under the Credit Agreement to finance the Dunlop Cox Acquisition and intends to use new borrowings under the Credit Agreement to finance the Keiper Acquisition.

     In addition to debt outstanding under the Credit Agreement, as of March 29, 1997, the Company had an additional $571.5 million of debt, primarily consisting of $470.0 million of subordinated debentures due between 2000 and 2006. On May 30, 1997, the Company gave notice to the Trustee for holders of the Senior Subordinated Notes, pursuant to which the Company has stated its intention to redeem, at 100% of principal amount, all $125.0 million outstanding of the Senior Subordinated Notes on July 15, 1997 (the "Redemption"). The Company intends to use new borrowings under the Credit Agreement to fund the Redemption.

     As of March 29, 1997 the Company had $16.3 million of cash and cash equivalents. The Company's scheduled principal payments, including the Redemption, on long-term debt are $133.0 million, $49.4 million, $6.6 million, $5.8 million and $452.0 million in the remainder of 1997, 1998, 1999, 2000 and 2001, respectively.

     The Company believes that cash flows from operations and available credit facilities will be sufficient to meet its debt service obligations, projected capital expenditures and working capital requirements for the foreseeable future.

     As a result of its continued global expansion, the amount of the Company's revenues and expenses denominated in currencies other than the U.S. Dollar continues to increase. The Company closely monitors its exposure to currency fluctuations and, where cost justified, adopts strategies to reduce this exposure.

     The Credit Agreement, the Senior Subordinated Notes, the Subordinated Notes and the 9 1/2% Notes impose various restrictions and covenants on the Company, including, among other things, financial covenants relating to the maintenance of minimum net worth and interest coverage ratios, maximum leverage ratio, as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans, liens, dividends and other restricted payments and assets sales. Such restrictions could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

CAPITAL EXPENDITURES

     During the year ended December 31, 1996, the Company's capital expenditures aggregated approximately $153.8 million, of which approximately $49.9 million was related to the addition of new facilities and other expenditures for new programs, $22.0 million was related to replacement programs, and the remainder was spent for increased capacity and cost reduction at existing facilities and continuing maintenance requirements. For the years ended December 31, 1995 and 1994, capital expenditures of the Company were $110.7 million and $103.1 million, respectively. For 1997, the Company anticipates capital expenditures of approximately $185.0 million.

ENVIRONMENTAL MATTERS

     The Company is subject to local, state, federal and foreign laws, regulations and ordinances (i) which govern activities or operations that may have adverse environmental effects and (ii) that impose liability for the costs of cleaning up certain damages resulting from sites of past spills, disposal or other releases of hazardous substances. The Company's policy is to comply with all applicable environmental laws and maintain procedures to promote compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or procedures. The Company currently is engaged in the cleanup of hazardous substances at certain sites owned, leased or operated by the Company, including soil and groundwater cleanup at its facility in Mendon, Michigan. Management believes that the Company will not incur compliance costs or cleanup costs at its facilities with known contamination that would have a material adverse effect on the Company's consolidated financial position or future results of operations.

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at two Superfund sites where liability has not been substantially resolved. Management believes that the Company is, or may be, responsible for less than one percent, if any, of the total costs at the two Superfund sites. The Company has also been identified as a PRP at two additional sites where liability has not been substantially resolved, as well as at several other sites (including Superfund sites) at which no significant liability issues known to the Company remain open at this time. In addition, the Company is one of a number of defendants in a state court action brought by a group of plaintiffs in Texas who have claimed various impacts from a Texas landfill to which the Company and others allegedly sent waste. The Company's expected liability, if any, at these additional sites is not material.

INFLATION AND ACCOUNTING POLICIES

     Lear's contracts with its major customers generally provide for an annual productivity price reduction and provide for the recovery of increases in material and labor costs in some contracts. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers generally have offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

     During 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Recognition of Impairment of Long-lived Assets", which specifies when and how impairment of virtually all long-lived assets should be measured and recorded. In general, the statement requires that whenever circumstances raise doubt about the recoverability of long-lived assets, the Company should analyze the future cash flows expected from such assets to determine if impairment exists. This statement was adopted prospectively on January 1, 1996, and no such impairment was recognized during 1996.

     Also during 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which was adopted by the Company in 1996 and requires that stock compensation, including compensation in the form of stock options, be calculated using a measure of fair value, compared with intrinsic value required under current accounting principles. The new method may be either reflected in the financial statements or disclosed in the notes to the statements. The Company has adopted the statement by disclosing the effects of the fair value method in
Note 16 to its 1996 financial statements.

                            BUSINESS OF THE COMPANY

GENERAL

     Lear is one of the largest independent suppliers of automotive interior systems in the estimated $45 billion global automotive interior systems market and one of the ten largest independent automotive suppliers in the world. The Company has experienced substantial growth in market presence and profitability over the last five years as a result of both internal growth and acquisitions. The Company's sales have grown from approximately $1.4 billion for the year ended June 30, 1992 to over $6.2 billion for the year ended December 31, 1996, a compound annual growth rate of 39%. In addition, the Company's operating income has grown from $56.8 million for the year ended June 30, 1992 to $375.8 million for the year ended December 31, 1996, a compound annual growth rate of 51%. The Company's present customers include 26 OEMs, the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen and BMW. As of April 30, 1997, the Company employed over 45,000 people in 22 countries and operated 149 manufacturing, technology, product engineering and administration facilities.

     Lear is a leading supplier of automotive interiors with in-house capabilities in all five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; instrument panels; and headliners. In addition, as one of the leading independent global suppliers of interior systems and components to OEMs, Lear is able to offer its customers design, engineering and project management support for the entire automotive interior. Management believes that the ability to offer automotive interior "one-stop-shopping" provides Lear with a competitive advantage as OEMs continue to reduce their supplier base and demand improved quality and enhanced technology. In addition, the Company's broad array of products and process offerings enables it to provide each customer with products tailored to its particular needs.

     Lear is focused on delivering high quality automotive interior systems and components to its customers on a global basis. Due to the opportunity for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture automotive interior systems and components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in Eastern Europe, South America, South Africa and the Asia/Pacific Rim region, giving it the capability to provide its products on a global basis to its OEM customers. For example, in 1996, Lear entered into a joint venture to supply seat systems in Thailand to a joint venture between Ford and Mazda. In 1996, Lear also announced its entry into the Chinese market with a joint venture to supply seat systems and interior trim components for Isuzu trucks and Ford transit vans. In addition, during 1996 Lear was awarded a contract to supply seat and interior trim systems in Argentina for Ford's Ranger program and began its production of seat systems for the Palio (Fiat's world car) in Brazil. Since late 1995, the Company has also established joint ventures in Brazil and Argentina and has opened facilities in South Africa, India, Indonesia, Australia and Venezuela. As a result of the Company's efforts to expand its worldwide operations, the Company's sales outside the United States and Canada have grown from $0.4 billion, or 29.7% of the Company's total sales, for the year ended June 30, 1992 to $2.2 billion, or 35.1% of the Company's total sales, for the year ended December 31, 1996.

     In 1996, after giving pro forma effect to the Masland Acquisition, Lear was one of the leading independent suppliers to the estimated $45 billion global automotive interior market, with a 13% share. In addition, after giving pro forma effect to the Masland Acquisition, the Company in 1996 held a leading 37% share of the estimated $7.9 billion North American seat systems market and a 37% share of the estimated $1.4 billion North American floor and acoustic systems market. In 1996, the Company was also a leading independent supplier to the estimated $7.2 billion Western European seat systems market, with a 17% share. After consummation of the Keiper Acquisition, Lear will have a leading 23% share of the Western European seat systems market. The door panel, headliner and instrument panel segments of the automotive interior market contain no dominant independent supplier and are in the early stages of the outsourcing and/or consolidation process. The Company believes that the same competitive pressures that contributed to the rapid expansion of its seat systems business in North America since 1983 will continue to encourage OEMs in the North American and European markets to outsource more of their door panel, headliner and instrument panel requirements.

     The Company is the successor to a manufacturer of automotive steel components founded in 1917 that served as a supplier to General Motors and Ford from its inception. As a result of the expansion of the Company's business from automotive seat systems to products for a vehicle's complete interior, the Company changed its name to "Lear Corporation" from "Lear Seating Corporation" effective May 9, 1996.

STRATEGY

     Lear's business objective is to expand its position as one of the leading independent suppliers of automotive interior systems in the world. Lear intends to build on its full-service capabilities, strong customer relationships and worldwide presence to increase its share of the global automotive interior market. To achieve this objective, the Company will continue to pursue a strategy based upon the following elements:

          - Enhance its Strong Relationships with OEMs. The Company's management has developed strong relationships with its 26 OEM customers which allow Lear to identify business opportunities and anticipate customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering vehicle interior systems gives it a competitive advantage in securing new business. Lear maintains "Customer Focused Divisions" for each of its major customers. This organizational structure consists of several dedicated groups, each of which is focused on serving the needs of a single customer and supporting that customer's programs and product development. Each division can provide all the interior systems and components the customer needs, allowing that customer's purchasing agents, engineers and designers to have a single point of contact. Lear maintains an excellent reputation with OEMs for timely delivery and customer service and for providing world class quality at competitive prices. As a result of the Company's service and performance record, many of the Company's facilities have won awards from OEMs with which they do business.

          - Penetrate Emerging Markets. Geographic expansion will continue to be an important element of the Company's growth strategy. In 1996, more than two-thirds of total worldwide vehicle production occurred outside the United States and Canada. Emerging markets such as South America and the Asia/Pacific Rim region present strong global growth opportunities as demand for automotive vehicles has been increasing dramatically in these areas. For example, from 1991 through 1996, sales of light vehicles in China have increased nearly 500%, while sales in Brazil have increased over 70%. It is anticipated that population and per capita income in China, Brazil and other emerging markets will continue to increase. Industry analysts forecast that these underlying trends will result in continued strong increases in light vehicle sales in these and certain other emerging markets. As a result of Lear's strong customer relationships and worldwide presence, management believes that the Company is well positioned to expand with OEMs in emerging markets.

          - Capitalize on New Outsourcing Opportunities. The door panel, instrument panel and headliner segments of the automotive interior market contain no dominant independent supplier and are in the early stages of the outsourcing and/or consolidation process. These segments constituted over 20% of the total estimated $45 billion global automotive interior market in 1996. The Company believes that the same competitive pressures that contributed to the rapid expansion of its seat systems business in North America since 1983 will continue to encourage customers to outsource more of their door, instrument panel and headliner system and component requirements. In addition, management believes that as the outsourcing of these systems accelerates and OEMs continue their worldwide expansion and seek ways to improve vehicle quality and reduce costs, OEMs will increasingly look to independent suppliers such as Lear, to fill the role of "Systems Integrator" to manage the design, purchasing and supply of the total automotive interior. Lear's full-service capabilities make it well-positioned to perform this role.

          - Invest in Product Technology and Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains five technology centers and twenty customer focused product engineering centers where it designs and develops new products and conducts extensive product testing. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities. Lear's investments in research and development are consumer-driven and customer-focused. The Company conducts extensive analysis and testing of consumer responses to automotive interior styling and innovations. Because OEMs increasingly view the vehicle interior as a major selling point to their customers, the focus of Lear's research and development efforts is to identify new interior features that make vehicles safer, more comfortable and attractive to consumers. For example, in 1996 Lear developed a One-Step(TM) door which consolidates all of the door's internal mechanisms including glass, window regulators and latches, providing customers with a higher quality door at a lower price. In addition, Lear has developed a lightweight, adjustable seat with built in lateral accelerometers that automatically adjust the side bolsters to provide passengers with additional support during sharp turns. In 1996, the Company also developed a "Mobile Office" unit, specially designed to fit across the vehicle's width, that contains customized containers for portable computers, fax machines, hanging files and other items. The development of these and similar products has been, and management believes will continue to be, an important element in the Company's future growth. For automotive vehicles manufactured in North America, Lear's total content per vehicle has increased from $94 per vehicle in the fiscal year ended June 30, 1992 to $292 per vehicle in the fiscal year ended December 31, 1996. For automotive vehicles manufactured in Western Europe, Lear's total content per vehicle has increased from $19 per vehicle in the fiscal year ended June 30, 1992 to $109 per vehicle in the fiscal year ended December 31, 1996.

          - Utilize Worldwide JIT Facility Network. Beginning in the 1980s, Lear established facilities, most of which were, and still are, dedicated to a single customer, that allowed it to receive components from its suppliers on a just-in-time ("JIT") basis and deliver seat systems to its customers on a sequential JIT basis. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products in as little as 90 minutes notice. In many cases, by carefully managing floor space and overall efficiency, Lear can move the final assembly and sequencing of other interior systems and components from centrally located facilities to its existing JIT facilities. Management believes that the efficient utilization of the Company's JIT facilities located around the world is an important aspect of Lear's global growth strategy and, together with the Company's system integration skills, provides Lear with a significant competitive advantage in terms of delivering total interior systems to OEMs.

          - Grow Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's worldwide growth and in its efforts to capitalize on the outsourcing and supplier consolidation trends. The Company seeks acquisitions which strengthen Lear's relationships with OEMs, complement Lear's existing products and process capabilities and provide Lear with growth opportunities in new markets. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and have enhanced its relationships with existing customers. The Borealis, Masland and AI Acquisitions also provide the Company with a substantial presence in the non-seating segments of the automobile and light truck interior market. The Company believes that these markets hold significant growth potential. In 1996, after giving pro forma effect to the Masland Acquisition, the Company's Tier I sales of non-seating systems and components would have been approximately $2.1 billion, or approximately 34% of the Company's total pro forma sales. The Company will continue to consider strategic acquisitions that provide opportunities to enhance its market position, expand its global presence, increase its product offerings, improve its technological capabilities or enhance customer relationships.

ACQUISITIONS

     To supplement its internal growth and implement its business strategy, the Company has made several strategic acquisitions since 1990. The following is a summary of recent major acquisitions:

  Keiper Acquisition

     On May 26, 1997, the Company entered into a definitive agreement to acquire certain equity and partnership interests in Keiper for DM 400 million (approximately $235 million). In connection with the Keiper Acquisition, Lear will also pay or assume outstanding indebtedness of Keiper anticipated to be approximately $28 million. Keiper is a leading supplier of automotive vehicle seat systems on a JIT basis for markets in Europe, Brazil and South Africa, and had 1996 sales of approximately $615 million. Management believes that the Keiper Acquisition will strengthen Lear's core seat system business, expand Lear's presence in Europe, Brazil and South Africa and strengthen Lear's relationships with Mercedes Benz, Audi, Volkswagen and Porsche. The Keiper Acquisition, which is subject to clearance by the Antitrust Commission of the European Union, is expected to close in the third quarter of 1997. However, there can be no assurances that the Keiper Acquisition will be consummated.

  Dunlop Cox Acquisition

     On June 5, 1997, the Company acquired the stock of Dunlop Cox for approximately $60 million. Dunlop Cox, based in Nottingham, England, provides Lear with the ability to design and manufacture manual and electronically-powered automotive seat adjusters. For the year ended December 31, 1996, Dunlop Cox had sales of approximately $39 million.

  Borealis Acquisition

     In December 1996, the Company acquired all of the issued and outstanding shares of common stock of Borealis, a leading Western European supplier of instrument panels, door panels and other automotive components. The Borealis Acquisition provided the Company with the technology to manufacture instrument panels, giving the Company the ability to produce complete interior systems. Borealis also produces door panels, climate systems, exterior trim and various components for the Western European automotive, light truck and heavy truck industries. In addition, the Borealis Acquisition increased the Company's presence in the Western European market and strengthened its relationships with Volvo, Saab and Scania. The aggregate purchase price for the Borealis Acquisition was approximately $91.1 million.

  Masland Acquisition

     On July 1, 1996, the Company completed the acquisition of all of the issued and outstanding shares of common stock of Masland for an aggregate purchase price of $475.7 million. The Masland Acquisition gave Lear manufacturing capabilities to produce floor and acoustic systems. In 1996, after giving pro forma effect to the Masland Acquisition, Lear held a 37% share of the estimated $1.4 billion North American floor and acoustics systems market. As a result of the Masland Acquisition, Lear also became a major supplier of interior and luggage trim component and other acoustical products which are designed to minimize noise, vibration and harshness for passenger cars and light trucks. The Masland Acquisition also provided Lear with access to certain leading-edge technology. Its 33,000 square foot Technology Center in Plymouth, Michigan provides full service acoustics testing, design, product engineering, systems integration and program management.

  AI Acquisition

     In August 1995, the Company acquired all of the issued and outstanding shares of common stock of AI, a leading designer and manufacturer of high quality interior systems and blow molded plastic parts to automobile and light truck manufacturers. Prior to the AI Acquisition, Lear had participated primarily in the seat system segment of the interior market, which comprises approximately 50% of the total combined worldwide interior market. By providing the Company with substantial manufacturing capabilities in door panels and headliners, the AI Acquisition made Lear one of the largest independent Tier I suppliers of automotive interior systems in the North American and Western European light vehicle interior market. The aggregate purchase price for the AI Acquisition was $881.3 million.

  FSB Acquisition

     On December 15, 1994, the Company, through its wholly-owned subsidiary, Lear Seating Italia Holdings, S.r.L., acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"). Lear and Fiat also entered into a long-term supply agreement for Lear to produce all outsourced automotive seat systems for Fiat and affiliated companies worldwide. The acquisition of the Fiat Seat Business not only established Lear as a market leader in automotive seat systems in Europe, but, combined with its position in North America, made Lear one of the largest automotive seat systems manufacturers in the world. In addition, it gave the Company access to rapidly expanding markets in South America and has resulted in the formation of new joint ventures which are supplying automotive seat systems to Fiat or its affiliates in Brazil and Argentina.

  NAB Acquisition

     On November 1, 1993, Lear significantly strengthened its position in the North American automotive seating market by purchasing the North American seat cover and seat systems business (the "NAB") of Ford Motor Company. The NAB consists of an integrated United States and Mexican operation which produces seat covers for approximately 80% of Ford's North American vehicle production (as well as for several independent suppliers) and manufactures seat systems for certain Ford models. Prior to the NAB Acquisition, the Company outsourced a significant portion of its seat cover requirements. The expansion of the Company's seat cover business has provided Lear with better control over the costs and quality of one of the critical components of a seat system. In addition, by virtue of the NAB Acquisition, the Company was able to enhance its relationship with one of its largest OEM customers, entering into a five year supply agreement with Ford, which expires in November 1998, covering models for which the NAB had produced seat covers and seat systems at the time of the acquisition. The Company also assumed during the term of the supply agreement primary engineering responsibility for a substantial portion of Ford's car models, providing Lear with greater involvement in the planning and design of seat systems and related products for future light vehicle models.

  Scandinavian Acquisitions

     In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In connection with each of these acquisitions, the Company entered into supply relationships with the respective OEMs.

PRODUCTS

     Lear's products have evolved from the Company's many years of manufacturing experience in the automotive seat frame market where it has been a supplier to General Motors and Ford since its inception in 1917. The seat frame has structural and safety requirements which make it the basis for overall seat design and was the logical first step to the Company's emergence as a premier supplier of entire seat systems and seat components. With the acquisitions of Borealis, Masland and AI, the Company has expanded its product offerings and can now manufacture and supply its customers with complete interiors, including floor systems, door panels, instrument panels and headliners. The Company also produces a variety of blow molded products and other automotive components such as fluid reservoirs, fuel tank shields, exterior airdams, front grille assemblies, engine covers, battery trays/covers and insulators. Lear believes that as OEMs continue to seek ways to improve vehicle quality while simultaneously reducing the costs of the various vehicle components, they will increasingly look to suppliers such as Lear with the capability to test, design, engineer and deliver products for a complete vehicle interior. In addition, with the Borealis, Masland and AI Acquisitions, the Company believes that it has significant cross-selling opportunities across its customer base as well as its vehicle platforms and is well-positioned to expand its position as one of the leading independent suppliers of automotive interior systems and components in the world.

     The following is the approximate composition by product category of the Company's net sales in the year ended December 31, 1996, after giving pro forma effect to the Masland Acquisition: seat systems, $4.4 billion; floor and acoustic systems, $0.5 billion; door panels, $0.3 billion; headliners, $0.1 billion; and other component products, $1.2 billion.

     - Seat Systems. The seat systems business consists of the manufacture, assembly and supply of vehicle seating requirements. Seat systems typically represent approximately 50% of the cost of the total automotive interior. The Company produces seat systems for automobiles and light trucks that are fully finished and ready to be installed in a vehicle. Seat systems are fully assembled seats, designed to achieve maximum passenger comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports.

     As a result of its product technology and product design strengths, the Company has been a leader in producing convenience features and safety improvements into its seat designs. For example, in 1996, Lear developed automatically adjusting seats that provide passengers additional support during sharp turns. In addition, Lear has recently introduced a newly designed, integrated restraint seat system that increases occupant comfort and convenience. Licensed exclusively to Lear, this patented seating concept uses a special ultra high-strength steel tower, a blow-molded seat back frame and a split-frame design to improve occupant comfort and convenience. Other recent product ideas include newly developed fabric seat heaters, a "Sound Seat," which has a high output bass speaker built into the back seat, and a Code-Alarm(TM) integrated seat, which includes a security device that automatically moves the back of the driver seat against the steering wheel to deter theft.

     Lear's position as a market leader in seat systems is largely attributable to seating programs on new vehicle models launched in the past five years. The Company is currently working with customers in the development of a number of seat systems products to be introduced by automotive manufacturers in the next six years.

     - Floor and Acoustic Systems. Floor systems consist both of carpet and vinyl products, molded to fit precisely the front and rear passenger compartments of cars and trucks, and accessory mats. While carpet floors are used predominately in passenger cars and trucks, vinyl floors, because of their better wear and washability characteristics, are used primarily in commercial and fleet vehicles. The Company is one of the largest independent suppliers of vinyl automotive floor systems in North America, and one of the only suppliers of both carpet and vinyl automotive floor systems. With the Masland Acquisition, the Company acquired Maslite(TM), a recently developed material that is 40% lighter than vinyl, which has replaced vinyl accessory mats on selected applications.

     The automotive floor system is multi-purpose. Its performance is based on the correct selection of materials to achieve an attractive, quiet, comfortable and durable interior compartment. Automotive carpet requirements are more stringent than the requirements for carpet used in homes and offices. For example, automotive carpet must provide higher resistance to fading and improved resistance to wear despite being lighter in weight than carpet found in homes and offices. Masland's significant experience has enabled the Company to meet these specialized needs. Carpet floor systems generally consist of tufted carpet to which a specifically engineered thermoplastic backcoating has been added. This backcoating, when heated, enables the Company to mold the carpet to fit precisely the interior of the vehicle. Additional insulation materials are added to provide noise, vibration and harshness resistance. Floor systems are complex products which are based on sophisticated designs and use specialized design materials to achieve the desired visual, acoustic and heat management requirements in the automotive interior.

     Lear's primary acoustic product, after floor systems, is the dash insulator. The dash insulator attaches to the vehicle's sheet metal firewall, separating the passenger compartment from the engine compartment, and is the primary component for preventing engine noise and heat from entering the passenger compartment. The Company's ability to produce both the dash insulator and the floor system enables it to accelerate the design process and supply an integrated system. The Company believes that OEMs, recognizing the cost and quality advantages of producing the dash insulator and the floor system as an integrated system, will increasingly seek suppliers to coordinate the design, development and manufacture of the entire floor and acoustic system.

     In 1996, after giving pro forma effect to the Masland Acquisition, the Company held a 37% share in the estimated $1.4 billion North American floor and acoustic systems market. In addition, the Company participates in the European floor system market through its joint venture with Sommer-Allibert S.A.

     - Door Panels. Door panels consist of several component parts that are attached to a base molded substrate by various methods. Specific components include vinyl or cloth-covered appliques, armrests, radio speaker grilles, map pocket compartments, carpet and sound-reducing insulation. Upon assembly, each component must fit precisely, with a minimum of misalignment or gap, and must match the color of the base substrate. In 1996, Lear introduced the One-Step(TM) door, an innovative door system concept which consolidates all of the door's internal mechanisms, including glass, window regulators and latches, providing customers with a higher quality product at a lower price. Assembly of the One-Step(TM) door involves combining an injection molded plastic door panel with all major mechanical components and an interior trim cover, into a single system which can be shipped to OEMs fully assembled, tested and ready to install. Management believes that the One-Step(TM) door, while not yet in production, offers Lear significant opportunities to capture a major share of the estimated $8 billion modular door market.

     In 1996, among independent automotive interior suppliers, the Company held a leading 14% share of the estimated $1.6 billion North American door panel market. Management believes that this leadership position has been achieved by offering OEMs the widest variety of manufacturing processes for door panel production. In Western Europe, the Company held a small position in the door panel market. These markets contain no dominant supplier and are just beginning to experience the outsourcing and consolidation trends that have characterized the seat systems market since the 1980's. With its global scope, technological expertise and established customer relationships, Lear believes that it is well-positioned to benefit from these positive industry dynamics.

     - Instrument Panels. The instrument panel is a complex system of foil coverings, foams, plastics and metals designed to house various components and act as a safety device for the vehicle occupants. Specific components of the instrument panel include the heating, venting and air conditioning (HVA/C) module, air distribution ducts, air vents, cross car structure, glove compartment assemblies, electrical components, wiring harness, radio system, and passenger airbag units. As the primary occupant focal point of the vehicle interior, the instrument panel are designed to be aesthetically pleasing while also serving as the structural carrier of various components.

     Safety issues surrounding air bag technologies are currently a significant focus of the instrument panel segment. Management believes that Lear will continue to increase its presence in this area through its research and development efforts, resulting in innovations such as the introduction of cost effective, integrated, seamless airbag covers, which increase occupant safety. Future trends in the instrument panel segment will continue to focus on safety with the introduction of low-mounted airbags as knee restraint components.

     Cost, weight and part minimization are also key elements in instrument panel development for the next generation of vehicle systems. Lear's goals are to meet future OEM requirements by increasing the integration level of instrument panel components, and by incorporating additional safety features on the primary carrier. Currently, the majority of instrument panel components are assembled at the assembly plant by the OEM. By utilizing its years of JIT assembly experience of complex automotive interior systems, management believes Lear has the ability to capitalize on the OEMs' trend toward outsourcing of complete instrument panel systems and to increase its share of the worldwide instrument panel market.

     - Headliners. The Company designs and manufactures headliners, which consist of the headliner substrate, covering material, visors, overhead consoles, grab handles, coat hooks, lighting, wiring and insulators. As with door panels, upon assembly, each headliner component must fit precisely and must match the color of the base substrate. With its sophisticated design and engineering capabilities, the Company believes it is able to supply headliners with enhanced quality and lower costs than OEMs could achieve internally.

     OEMs are increasingly requiring independent suppliers, such as Lear to produce integrated overhead systems. In 1997, Lear introduced an advanced overhead system which incorporates HVA/C ducting, an occupant position detection system, CD changer, trim inflatable tubular structure side air bags and surround sound speakers into a single integrated overhead system. The Company believes that as this and other products move from the design stage to the production stage over the next several years, Lear will have significant opportunities to increase its share of the headliner market.

     The headliner market is highly fragmented, with no dominant independent supplier. As OEMs continue to seek ways to improve vehicle quality and simultaneously reduce costs, the Company believes that headliners will increasingly be outsourced to suppliers such as Lear, providing the Company with significant growth opportunities.

     - Component Products. In addition to the interior systems and other products described above, the Company is able to supply a variety of interior trim, blow molded plastic parts and other automotive components.

     Lear produces seat covers for integration into its own seat systems and for delivery to external customers. The Company's major external customers for seat covers are other independent seat systems suppliers as well as the OEMs. The Company is currently producing approximately 80% of the seat covers for Ford's North American vehicles. The expansion of the Company's seat cover business gives the Company better control over the costs and quality of one of the critical components of a seat system. Typically, seat covers comprise approximately 30% of the aggregate cost of a seat system.

     Lear produces steel and aluminum seat frames for passenger cars and light trucks. Seat frames are primarily manufactured using precision stamped, tubular steel and aluminum components joined together by highly automated, state-of-the-art welding and assembly techniques. The manufacture of seat frames must meet strict customer and government specified safety standards. The Company's seat frames are either delivered to its own plants, where they become part of a complete seat system that is sold to the OEM customer or are delivered to other independent seating suppliers for use in the manufacture of assembled seating systems.

     The Company also produces a variety of interior trim products, such as pillars, cowl panels, scuff plates, trunk liners, quarter panels and spare tire covers, as well as blow molded plastic products, such as fluid reservoirs, vapor canisters and duct systems. In contrast to interior trim products, blow molded products require little assembly. However, the manufacturing process for such parts demands considerable expertise in order to consistently produce high-quality products. Blow molded parts are produced by extruding a shaped parison or tube of plastic material and then clamping a mold around the parison. High pressure air is introduced into the tube causing the hot plastic to take the shape of the surrounding mold. The part is removed from the mold after cooling and is finished by trimming, drilling and other operations.

MANUFACTURING

     All of the Company's manufacturing facilities use JIT manufacturing techniques. Most of the Company's seating related products and many of the Company's other interior products are delivered to the OEMs on a JIT basis. The JIT concept, first broadly utilized by Japanese automotive manufacturers, is the cornerstone of the Company's manufacturing and supply strategy. This strategy involves many of the principles of the Japanese system, but was adapted for compatibility with the greater volume requirements and geographic distances of the North American market. The Company first developed JIT operations in the early 1980's at its seat frame manufacturing plants in Morristown, Tennessee and Kitchener, Ontario, Canada. These plants had previously operated under traditional manufacturing practices, resulting in relatively low inventory turnover rates, significant scrap and rework, a high level of indirect labor costs and long production set-up times. As a result of JIT manufacturing techniques, the Company has been able to consolidate plants, increase capacity and significantly increase inventory turnover, quality and productivity.

     The JIT principles first developed at Lear's seat frame plants were next applied to the Company's growing seat systems business and have now evolved into sequential parts delivery principles. The Company's seating plants are typically no more than 30 minutes or 20 miles from its customers' assembly plants and are able to manufacture seats for delivery to the customers' facilities in as little as 90 minutes. Orders for the Company's seats are received on a weekly basis, pursuant to blanket purchase orders for annual requirements. These orders detail the customers' needs for the following week. In addition, constant computer and other communication connections are maintained between personnel at the Company's plants and personnel at the customers' plants to keep production current with the customers' demand.

     As the Company expands its product line to include total automotive interiors, it is also expanding its JIT facility network. The Company's strategy is to leverage its JIT seat system facilities by moving the final assembly and sequencing of other interior components from its centrally located facilities to its JIT facilities.

     A description of the Company's manufacturing processes for its product segments is set forth below.

     - Seat Systems. Seat assembly techniques fall into two major categories, traditional assembly methods (in which fabric is affixed to a frame using Velcro, wire or other material) and more advanced bonding processes. The Company's principal bonding technique involves its patented SureBond(TM) and DryBond(TM) processes, in which fabric is affixed to the underlying foam padding using adhesives. The SureBond(TM) and DryBond(TM) processes have several major advantages when compared to traditional methods, including design flexibility, increased quality and lower cost. The SureBond(TM) and DryBond(TM) processes, unlike alternative bonding processes, result in a more comfortable seat in which air can circulate freely. The SureBond(TM) and DryBond(TM) processes, moreover, are reversible, so that seat covers that are improperly installed can be removed and repositioned properly with minimal materials cost. In addition, the SureBond(TM) and DryBond(TM) processes are not capital intensive when compared to competing bonding technologies. Approximately one-fourth of the Company's seats are manufactured using the SureBond(TM) and DryBond(TM) processes.

     The seat assembly process begins with pulling the requisite components from inventory. Inventory at each plant is kept at a minimum, with each component's requirement monitored on a daily basis. This allows the plant to minimize production space, but also requires precise forecasts of the day's output. Seats are assembled in modules, then tested and packaged for shipment. The Company operates a specially designed trailer fleet that accommodates the off-loading of vehicle seats at the customers' assembly plants.

     The Company obtains steel, aluminum and foam chemicals used in its seat systems from several producers under various supply arrangements. These materials are readily available. Leather, fabric and certain purchased components are generally purchased from various suppliers under contractual arrangements usually lasting no longer than one year. Some of the purchased components are obtained through the Company's own customers.

     - Floor and Acoustic Systems. The Company produces carpet at its plant in Carlisle, Pennsylvania. Smaller "focused" facilities are dedicated to specific groups of customers and are strategically located near their production facilities. This proximity improves responsiveness to its customers and speeds product delivery to customer assembly lines, which is done on a JIT basis. The Company's manufacturing operations are complemented by its research and development efforts, which have led to the development of a number of proprietary products, such as its EcoPlus(TM) recycling process as well as Maslite(TM), a lightweight proprietary material used in the production of accessory mats.

     - Door Panels/Headliners. The Company uses numerous molding, bonding, trimming and finishing manufacturing processes. The wide variety of manufacturing processes helps to satisfy a broad range of customers' different cost and functionality specifications. The Company's ability and experience in producing interior products for such a vast array of applications enhances its ability to provide total interior solutions to OEMs globally. The Company is beginning to employ many of the same JIT principles used at the Company's seat facilities.

     The core technologies used in the Company's interior trim systems include injection molding, low-pressure injection molding, rotational molding and urethane foaming, compression molding of Wood-Stock(TM) (a proprietary process that combines polypropylene and wood flour), glass reinforced urethane and a proprietary headliner process. One element of Lear's strategy is to focus on more complex, value-added products such as door panels and armrests. The Company delivers these integrated systems at attractive prices to the customer because certain services such as design and engineering and sub-assembly are provided more cost efficiently by the Company. The principal purchased components for interior trim systems are polyethylene and polypropylene resins which are generally purchased under long-term agreements and are available from multiple suppliers. Lear is continuing to develop recycling methods in light of future environmental requirements and conditions in order to maintain its competitive edge in this segment.

     The combined pressures of cost reduction and fuel economy enhancement have caused automotive manufacturers to concentrate their efforts on developing and employing lower cost, lighter materials. As a result, plastic content in cars and light trucks has grown significantly. Increasingly, automotive content requires large plastic injection molded assemblies for both the interior and exterior. Plastics are now commonly used in such nonstructural components as interior and exterior trim, door panels, instrument panels, grilles, bumpers, duct systems, taillights and fluid reservoirs. For interior trim applications, substitution of plastics for other materials is largely complete, and little growth through substitution is expected. However, further advances in injection molding technologies are improving the performance and appearance of parts molded in reinforced thermoplastics.

     - Instrument Panels. Lear's in-house process capabilities for producing instrument panels include injection molding, vacuum forming, and other various finishing methods. Lear's foil and foam capabilities, whereby molded vinyl is bonded to a plastic substrate using an expandable foam, are used throughout the world. One of Lear's current development projects is an instrument panel concept for trucks produced with low pressure injection molding which management believes will be in production by the beginning of 1998. Lear is continuing to develop recycling methods in light of future environmental requirements and conditions in order to reduce costs and increase its presence in this segment. The wide variety of available manufacturing processes helps Lear to continue to meet customer cost and functionality specifications.

CUSTOMERS

     Lear serves the worldwide automobile and light truck market, which produces approximately 50 million vehicles annually. The Company's OEM customers currently include Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Opel, Jaguar, Volkswagen, Audi, BMW, Rover, Honda USA, Daimler (Mercedes) Benz, Mitsubishi, Mazda, Toyota, Subaru, Nissan, Isuzu, Peugeot, Porsche, Renault, Suzuki, Hyundai and Daewoo. During the year ended December 31, 1996, Ford and General Motors, the two largest automobile and light truck manufacturers in the world, accounted for approximately 32% and 30%, respectively, of the Company's net sales. For additional information regarding customers, foreign and domestic operations and sales, see Note 18, "Geographic Segment Data," to the 1996 consolidated financial statements of the Company incorporated by reference in this Prospectus.

     In the past six years, in the course of retooling and reconfiguring plants for new models and model changeovers, certain OEMs have eliminated the production of seat systems and other interior systems and components from certain of their facilities, thereby committing themselves to purchasing these items from outside suppliers. During this period, the Company became a supplier of these products for a significant number of new models, many on a JIT basis.

     The purchase of seat systems and other interior systems and components from full-service independent suppliers like Lear has allowed the Company's customers to realize a competitive advantage as a result of (i) a reduction in labor costs since suppliers like the Company generally enjoy lower direct labor and benefit rates, (ii) the elimination of working capital and personnel costs associated with the production of interior systems by the OEM, (iii) a reduction in net overhead expenses and capital investment due to the availability of significant floor space for the expansion of other OEM manufacturing operations and (iv) a reduction in transaction costs by utilizing a limited number of sophisticated system suppliers instead of numerous individual component suppliers. In addition, the Company offers improved quality and on-going cost reductions to its customers through continuous, Company-initiated design improvements. The Company believes that such cost reductions will lead OEMs to outsource an increasing portion of their automotive interior requirements in the future and provide the Company with significant growth opportunities.

     The Company's sales of value-added assemblies and component systems have increased as a result of the decision by many OEMs to reduce their internal engineering and design resources. In recent years, the Company has significantly increased its capacity to provide complete engineering and design services to support its product line. Because assembled parts such as door panels, floor and acoustic systems, armrests and consoles need to be designed at an early stage in the development of new vehicles or model revisions, the Company is increasingly given the opportunity to participate earlier in the product planning process. This has resulted in opportunities to add value by furnishing engineering and design services and managing the sub-assembly process for the manufacturer, as well as providing the broader range of parts that are required for the assembly.

     Lear maintains "Customer Focused Divisions" for each of the Company's major customers. This organizational structure consists of several dedicated groups, each of which is focused on serving the needs of a single customer and supporting that customer's programs and product development. Each division is capable of providing whatever interior component the customer needs, thereby providing that customer's purchasing agents, engineers and designers with a single point of contact for their total automotive interior needs.

     The Company receives blanket purchase orders from its customers that normally cover annual requirements for products to be supplied for a particular vehicle model. Such supply relationships typically extend over the life of the model, which is generally four to seven years, and do not require the purchase by the customer of any minimum number of products. Although such purchase orders may be terminated at any time, the Company does not believe that any of its customers have terminated a material purchase order prior to the end of the life of a model. The primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. In order to reduce its reliance on any one model, the Company produces interior systems and components for a broad cross-section of both new and more established models.

     The Company's sales for the year ended December 31, 1996 were comprised of the following vehicle categories: 42% light truck; 23% mid-size; 17% compact; 10% luxury/sport; and 8% full-size. The following table presents an overview of the major vehicle models for which the Company, or its affiliates, produces automotive interior systems or components and the locations of such production:

                                                NORTH AMERICA
BMW:                          FORD (CONT):               GENERAL MOTORS (CONT):      GENERAL MOTORS/SUZUKI:
Z3                            Ford Explorer              Chevrolet Corvette          Geo Metro
Z3 Coupe                      Ford F-Series              Chevrolet Express           Geo Tracker
                              Ford Ghia                  Chevrolet Kodiak            Suzuki Sidekick
CHRYSLER:                     Ford Mustang               Chevrolet Lumina            Suzuki Swift
Chrysler Cirrus               Ford Probe                 Chevrolet Malibu
Chrysler Concorde             Ford Ranger                Chevrolet Monte Carolo      HONDA:
Chrysler LHS                  Ford Taurus                Chevrolet S 10              Accord
Chrysler Sebring              Ford Thunderbird           Chevrolet Suburban          Acura CL
Chrysler Sebring Convertible  Ford Windstar              Chevrolet Swing             Civic
Chrysler Town & Country       Lincoln Continental        Chevrolet Tahoe             Passport
Dodge Avenger                 Lincoln Mark VIII          Chevrolet Venture
Dodge Caravan                 Lincoln Town Car           Geo Prizm                   MAZDA:
Dodge Dakota                  Mercury Cougar             GMC Jimmy                   MX-6
Dodge Intrepid                Mercury Grand Marquis      GMC Safari                  Pickup
Dodge Neon                    Mercury Mountaineer        GMC Savana                  626
Dodge Ram                     Mercury Mystique           GMC Sierra
Dodge Ram Van                 Mercury Sable              GMC Sonoma                  MITSUBISHI:
Dodge Ram Wagon               Mercury Tracer             GMC Suburban                Eclipse
Dodge Ramcharger              Mercury Villager           GMC Top-Kick                Galant
Dodge Stratus                                            GMC Yukon
Dodge Viper                   GENERAL MOTORS:            Oldsmobile Achieva          NISSAN:
Eagle Talon                   Buick Century              Oldsmobile Aurora           Altima
Eagle Vision                  Buick LeSabre              Oldsmobile Bravada          Pickup
Jeep Cherokee                 Buick Park Avenue          Oldsmobile Cutlass          Quest
Jeep Grand Cherokee           Buick Regal                Oldsmobile Cutlass Supreme  Sentra
Jeep Wrangler                 Buick Riviera              Oldsmobile Silhouette
Plymouth Breeze               Buick Skylark              Oldsmobile 88               SUBARU/ISUZU:
Plymouth Neon                 Cadillac Catera            Pontiac Bonneville          Isuzu Rodeo
Plymouth Voyager              Cadillac DeVille/Concours  Pontiac Firebird            Subaru Legacy
                              Cadillac Eldorado/Seville  Pontiac Grand Am
FORD:                         Chevrolet Astro            Pontiac Grand Prix          TOYOTA:
Ford Aerostar                 Chevrolet Blazer           Pontiac Sunfire             Avalon
Ford Contour                  Chevrolet C/K              Pontiac Transport           Camry
Ford Crown Victoria           Chevrolet Camaro           Saturn                      Corolla
Ford Econoline                Chevrolet Cavalier         Saturn EV1                  Tacoma
Ford Escort
Ford Expedition                                                                      VOLKSWAGEN:
                                                                                     Cabrio
                                                                                     Golf
                                                                                     GPA Minivan
                                                                                     Jetta
                                                   EUROPE
ALFA ROMEO:                   FIAT (CONT):               MERCEDES:                   ROVER (CONT):
Coupe                         Ducato                     C Class                     100
Spider                        Marea                      E Class                     200
145                           Panda                      S Class                     400
146                           Punto                                                  600
155                                                      OPEL:                       800
164                           FORD:                      Astra
                              Escort                     Corsa                       SAAB:
AUDI:                         Fiesta                     Omega                       900
A3                            Mondeo                     Sintra                      9000
A4                            Scorpio                    Vectra
A6                                                                                   TOYOTA:
A8                            HONDA:                     PORSCHE:                    Carina
                              Honda Accord               Boxster                     Corolla
BMW:                          Honda Civic                911
3 Series                                                                             VOLKSWAGEN:
5 Series                      JAGUAR:                    RENAULT:                    Golf
                              XJ Series                  Cabrio                      Passat
CHRYSLER:                     XK8                                                    Transit
Eurostar                                                 ROVER:                      T4-Multivan
                              LANCIA:                    Defender                    Viento
FIAT:                         Dedra                      Discovery
Barchetta                     Delta                      MGF                         VOLVO:
Bravo/Brava                   Kappa                      Mini                        Series 800
Coupe                         Y                          Range Rover                 Series 900
Croma

                                                OTHER REGIONS
BMW (SOUTH AFRICA):           FORD (SOUTH AMERICA):      GENERAL MOTORS (S.          SEAT (SOUTH AMERICA):
3 Series                      Ford Ranger                AMERICA):                   Cordoba
                                                         Chevrolet C/K
DAEWOO (POLAND):              GENERAL MOTORS                                         VOLVO (THAILAND):
Tico                          (AUSTRALIA):               HYUNDAI (KOREA):            800 Series
                              Berlina                    Grandeur                    900 Series
FIAT (POLAND):                Calais
500                           Caprice                    OPEL (INDIA):               VOLKSWAGEN (S. AMERICA):
Uno                           Executive                  Astra                       Combi
                              Statesman                                              Gol
FIAT (SOUTH AMERICA):                                    PEUGEOT (SOUTH AMERICA):    Saveiro
Bravo/Brava                   GENERAL MOTORS             306
Duna                          (INDONESIA):               405
Fiorino                       S-10 Blazer                504
Palio
Spazio
Tempra
Tipo
Uno



     Because of the economic benefits inherent in outsourcing to suppliers such as Lear and the costs associated with reversing a decision to purchase seat systems and other interior systems and components from an outside supplier, the Company believes that automotive manufacturers' commitment to purchasing seating and other interior systems and components from outside suppliers, particularly on a JIT basis, will increase. However, under the contracts currently in effect in the United States and Canada between each of General Motors, Ford and Chrysler with the United Auto Workers ("UAW") and the Canadian Auto Workers ("CAW"), in order for any of such manufacturers to obtain from external sources components that it currently produces, it must first notify the UAW or the CAW of such intention. If the UAW or the CAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW or the CAW and the OEM. Factors that will normally be taken into account by the UAW, the CAW and the OEM include whether the proposed new supplier is technologically more advanced than the OEM, whether the new supplier is unionized, whether cost benefits exist and whether the OEM will be able to reassign union members whose jobs are being displaced to other jobs within the same factories. As part of its long-term agreement with General Motors, the Company operates its Rochester Hills, Michigan, Wentzville, Missouri and Lordstown, Ohio facilities with General Motors' employees and reimburses General Motors for the wages of such employees on the basis of the Company's employee wage structure. The Company enters into these arrangements to enhance its relationship with its customers.

     General Motors has experienced work stoppages during 1996 and 1997, primarily relating to the outsourcing of automotive components. Chrysler has also experienced a work stoppage in 1997, primarily relating to the outsourcing of automotive components. These work stoppages halted the production of certain vehicle models and adversely affected the Company's operations.

     The Company's contracts with its major customers generally provide for an annual productivity price reduction and, in some cases, provide for the recovery of increases in material and labor costs. Cost reduction through design changes, increased productivity and similar productivity price reduction programs with the Company's suppliers have generally offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

MARKETING AND SALES

     Lear markets its products by maintaining strong customer relationships, which have been developed over its 80-year history through extensive technical and product development capabilities, reliable delivery of high quality products, strong customer service, innovative new products and a competitive cost structure. Close personal communications with automotive manufacturers are an integral part of the Company's marketing strategy. Recognizing this, the Company is organized into independent divisions, each with the ability to focus on its customers and programs and each having complete responsibility for the product, from design to installation. By moving the decision-making process closer to the customer, and by instilling a philosophy of "cooperative autonomy," the Company is more responsive to, and has strengthened its relationships with, its customers. OEMs have generally continued to reduce the number of their suppliers as part of a strategy of purchasing interior systems rather than individual components. This process favors suppliers like Lear with established ties to OEMs and the demonstrated ability to adapt to the new competitive environment in the automotive industry.

     The Company's sales are originated almost entirely by its sales staff. This marketing effort is augmented by design and manufacturing engineers who work closely with OEMs from the preliminary design to the manufacture and supply of interior systems or components. Manufacturers have increasingly looked to suppliers like the Company to assume responsibility for introducing product innovation, shortening the development cycle of new models, decreasing tooling investment and labor costs, reducing the number of costly design changes in the early phases of production and improving interior comfort and functionality. Once the Company is engaged to develop the design for the interior system or component of a specific vehicle model, it is also generally engaged to supply these items when the vehicle goes into production. The Company has devoted substantial resources toward improving its engineering and technical capabilities and developing technology centers in the United States and in Europe. The Company has also developed full-scope engineering capabilities, including all aspects of safety and functional testing, acoustics testing and comfort assessment. In addition, the Company has established numerous engineering sites in close proximity to its OEM customers to enhance customer relationships and design activity. Finally, the Company has implemented a program of dedicated teams consisting of interior trim and seat system personnel who are able to meet all of a customer's interior needs. These teams provide a single interface for Lear's customers and help avoid duplication of sales and engineering efforts.

TECHNOLOGY

     The Company conducts advanced product design development at its technology centers in Southfield, Michigan, Plymouth, Michigan, Ebersberg, Germany, Middlemarch, England and Turin, Italy and at 20 worldwide product engineering centers. At these centers, the Company tests its products to determine compliance with applicable safety standards, the products' quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities.

     The Company believes that in order to effectively develop total interior systems, it is necessary to integrate the research, design, development and styling of all interior subsystems. Accordingly, during 1997, the Company began consolidating its North American technology centers at its world headquarters in Southfield, Michigan.

     The Company has dedicated, and will continue to dedicate, resources to research and development to maintain its position as a leading technology developer in the automotive interior industry. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses as incurred. Such costs amounted to approximately $70.0 million, $53.3 million and $21.9 million for the years ended December 31, 1996, 1995 and 1994, respectively. Engineering expenses related to current production are charged to cost of sales as incurred and amounted to $21.4 million, $14.1 million and $8.9 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     In the past, the Company has developed a number of designs for innovative seat features which it has patented, including ergonomic features such as adjustable lumbar supports and bolster systems and adjustable thigh supports. In addition, the Company incorporates many convenience, comfort and safety features into its seat designs, including storage armrests, rear seat fold down panels, integrated restraint systems (belt systems integrated into seats), side impact air bags and child restraint seats. The Company continually invests in its CAE and CAD/CAM systems. Recent enhancements to these systems include customer telecommunications and direct interface with customer CAD systems.

     Lear uses its patented SureBond(TM) process (the patent for which expires in approximately 7 years) in bonding seat cover materials to the foam pads used in certain of its seats. The SureBond(TM) process is used to bond a pre-shaped cover to the underlying foam to minimize the need for sewing and to achieve new seating shapes, such as concave shapes, which were previously difficult to manufacture. The Company has recently improved this process through the development of its patented DryBond(TM) process which allows for the bonding of vinyl and leather to seat cushions and seat backs. This process further increases manufacturing efficiency, provides longer work cycles for automotive seats and yields more design flexibility for automotive interior components.

     The Company has virtually all technologies and manufacturing processes available for interior trim and under-the-hood applications. The manufacturing processes include, among other things, high and low pressure injection molding, vacuum forming, blow molding, soft foam molding, heat staking, water jet cutting, vibration welding, ultrasonic welding, and robotic painting. This wide range of capabilities allows the Company to assist its customers in selecting the technologies that are the most cost effective for each application. Combined with its design and engineering capabilities and its state-of-the-art technology and engineering centers, the Company provides comprehensive support to its OEM customers from product development to production.

     The Company owns one of the few proprietary-design dynamometers capable of precision acoustics testing of front, rear and four-wheel drive vehicles. Together with its custom-designed reverberation room, computer-controlled data acquisition and analysis capabilities provide precisely controlled laboratory testing conditions for sophisticated interior and exterior noise, vibration and harshness (NVH) testing of parts, materials and systems, including powertrain, exhaust and suspension components. The Company also owns a 29% interest in Precision Fabrics Group, Inc. ("PFG"), which has patented a process to sew and fold an ultralight fabric into airbags which are 60% lighter than airbags currently used in the automotive industry. As this new airbag can fit into a shirt pocket when folded, it is adaptable to side restraint systems (door panels and seats) as well as headliners.

     The Company holds a number of mechanical and design patents covering its products and has numerous applications for patents currently pending. In addition, the Company holds several trademarks relating to various manufacturing processes. The Company also licenses its technology to a number of seating manufacturers. Additionally, the Company continues to identify and implement new technologies for use in the design and development of its products.

JOINT VENTURES AND MINORITY INTERESTS

     The Company currently has 15 joint ventures and minority-owned affiliates located in 10 countries. The Company pursues attractive joint ventures in order to assist its entry into new markets, facilitate the exchange of technical information, expand its product offerings, and broaden its customer base. In 1996, the Company expanded its presence in the Asia/Pacific Rim region with a joint venture with NHK Spring Co., Ltd. to supply seat systems in Thailand to a joint venture between Ford and Mazda. In addition, Lear entered a joint venture with Jiangling Motors Co., Ltd. to supply seat systems and interior trim components in China for Isuzu trucks and Ford transit vans. In addition, several of the Company's recent acquisitions, including Masland and AI, have provided the Company with strategic joint ventures. With the Masland Acquisition, Lear acquired interests in PFG and Sommer Masland (U.K.) Ltd. Sommer Masland helped to expand Masland's geographical presence in Europe and strengthened its relationship with several existing customers, including Nissan, Peugeot and Saab. The AI Acquisition included a 40% interest in Industrias Automotrices Summa, S.A. de C.V. (Mexico), as well as a 33% interest in Guildford Kast Plastifol Ltd. (U.K.), both of which produce interior trim parts for automobiles. In addition, the Keiper Acquisition would provide the Company with interests in joint ventures in Mexico and the United States.

COMPETITION

     The Company is a leading independent supplier automotive interior products with manufacturing capabilities in all five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; instrument panels; and headliners. Within each segment, the Company competes with a variety of independent suppliers and OEM in-house operations. Set forth below is a summary of the Company's primary independent competitors.

     - Seat Systems. Lear is one of the two primary suppliers in the outsourced North American seat systems market. The Company's main independent competitors are Johnson Controls, Inc. and Magna International, Inc. The Company's major independent competitors in Western Europe, besides Johnson Controls, Inc., are Bertrand Faure (headquartered in France) and prior to the consummation of the Keiper Acquisition, Keiper (headquartered in Germany).

     - Floor and Acoustic Systems. Lear is one of the largest of the three primary independent suppliers in the outsourced North American floor and acoustic systems market. The Company's primary competitors are Collins & Aikman Corp. Automotive Division, a division of Collins & Aikman Corporation and the Magee Carpet Company. The Company's major competitors in Western Europe include H.P. Chemie Pelzer, GmbH, Rieter Automotive, BTR Fatati, Ltd. and Johann Borgers GmbH and Co.

     - Other Interior Systems and Components. The market for outsourced headliners, door panels and instrument panels is highly fragmented. The Company's major independent competitors in these segments include Johnson Controls, Inc., Davidson Interior Trim (a division of Textron, Inc.), UT Automotive (a subsidiary of United Technologies, Inc.), The Becker Group and a large number of smaller operations.

SEASONALITY

     Lear's principal operations are directly related to the automotive industry. Consequently, the Company may experience seasonal fluctuation to the extent automotive vehicle production slows, such as in the summer months when plants close for model year changeovers and vacation. Historically, the Company's sales and operating profit have been the strongest in the second and fourth calendar quarters. Net sales for the year ended December 31, 1996 by calendar quarter were distributed as follows: first quarter, 22%; second quarter, 26%; third quarter, 24%; and fourth quarter, 28%. See Note 19, "Quarterly Financial Data," of the notes to the Company's 1996 consolidated financial statements incorporated by reference in this Prospectus.

EMPLOYEES

     As of April 30, 1997, the Company employed approximately 19,200 persons in the United States and Canada, 14,300 in Mexico, 9,700 in Europe and 1,900 in other regions of the world. Of these, about 7,000 were salaried employees and the balance were paid on an hourly basis. Approximately 23,000 of the Company's employees are members of unions. In addition, the Keiper Acquisition would provide the Company with over 2,000 additional employees. The Company has collective bargaining agreements with several unions including: the UAW; the CAW; the Textile Workers of Canada; the International Brotherhood of Teamsters, Chauffeurs, Warehousemen, and Helpers of America; the International Association of Machinists and Aerospace Workers; and the AFL-CIO. Each of the Company's unionized facilities in the United States and Canada has a separate contract with the union which represents the workers employed there, with each such contract having an expiration date independent of the Company's other labor contracts. The majority of the Company's European and Mexican employees are members of industrial trade union organizations and confederations within their respective countries. The majority of these organizations and confederations operate under national contracts which are not specific to any one employer. The Company has experienced some labor disputes at its plants, none of which has significantly disrupted production or had a materially adverse effect on its operations. The Company has been able to resolve all such labor disputes and believes its relations with its employees are generally good.

     In addition, as part of its long-term agreements with General Motors, the Company currently operates three facilities with an aggregate of approximately 1,000 General Motors' employees and reimburses General Motors for the wages of such employees on the basis of the Company's wage structure.

LITIGATION

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management of the Company does not believe that any of the litigation in which the Company is currently engaged, either individually or in the aggregate, will have a material effect on the Company's consolidated financial position or future results of operations.

     The Company is subject to various laws, regulations and ordinances which govern activities such as discharges to the air and water, as well as handling and disposal practices for solid and hazardous wastes, and which impose costs and damages associated with spills, disposal or other releases of hazardous substances. The Company believes that it is in substantial compliance with such requirements. Management does not believe that it will incur compliance costs pursuant to such requirements that would have a material adverse effect on the Company's consolidated financial position or future results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Environmental Matters."

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at two Superfund sites where liability has not been substantially resolved. Management believes that the Company is, or may be, responsible for less than one percent, if any, of the total costs at the two Superfund sites. The Company has also been identified as a PRP at three additional sites where liability has not been substantially resolved, as well as at several other sites (including Superfund sites) at which no significant liability issues known to the Company remain open at this time. In addition, the Company is one of a number of defendants in a state court action brought by a group of plaintiffs in Texas who have claimed various impacts from a Texas landfill to which the Company and others allegedly sent waste. The Company's expected liability, if any, at these additional sites is not material. The Company has set aside reserves which management believes are adequate to cover any such liabilities. Management believes that such matters will not result in liabilities that will have a material adverse effect on the Company's consolidated financial position or future results of operations.

PROPERTIES

     As of April 30, 1997, the Company's operations are conducted through 149 facilities, some of which are used for multiple purposes, including 129 manufacturing facilities, 20 product engineering centers and 5 technology centers, in 22 countries employing over 45,000 people worldwide. In addition, the Keiper Acquisition would provide the Company with 10 additional facilities. The Company's world headquarters are located in Southfield, Michigan.

     No facility is materially underutilized. Of the 149 existing facilities (which include facilities owned by the Company's less than majority-owned affiliates), 77 are owned and 72 are leased with expiration dates ranging from 1997 through 2005. Management believes substantially all of the Company's property and equipment is in good condition and that it has sufficient capacity to meet its current and expected manufacturing and distribution needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Capital Expenditures."

     The following table presents the locations of the Company's facilities:

ARGENTINA              GERMANY               POLAND                UNITED STATES (CONTINUED)
Buenos Aires           Ebersberg             Myslowice             Fair Haven, MI
Cordoba                Eisenach              Tychy                 Fenton, MI
                       Gustavsburg                                 Frankfort, IN
AUSTRALIA              Munich                SOUTH AFRICA          Fremont, OH
Adelaide               Plattling             Brits                 Greencastle, IN
Brooklyn               Quakenbruck                                 Hammond, IN
                       Rietberg              SPAIN                 Huron, OH
AUSTRIA                Wackersdorf           Pamplona              Janesville, WI
Koflach                                                            Kansas City, MO
                       INDIA                 SWEDEN                Lebanon, VA
BRAZIL                 Gujarat               Arendal               Lebanon, OH
Belo Horizonte                               Bengtsfors            Lewistown, PA
Sao Paolo              INDONESIA             Fargelanda            Lorain, OH
                       Jakarta               Gnosjo                Lordstown, OH
CANADA                                       Goteberg              Louisville, KY
Ajax                   ITALY                 Ljungby               Luray, VA
Kitchener              Bruino                Tanumshede            Madisonville, KY
Maple                  Caivano               Tidaholm              Manteca, CA
Mississauga            Cassino               Trollhattan           Marlette, MI
Oakville               Grugliasco                                  Marshall, MI
St. Thomas             Melfi                 THAILAND              Melvindale, MI
Whitby                 Orbassano             Bangkok               Mendon, MI
Woodstock              Pozzilli              Khorat                Mequon, WI
                       Termini Imerese                             Midland, TX
CHINA                                        TURKEY                Morristown, TN
Wanchai                MEXICO                Bursa                 Newark, DE
                       Cuautitlan                                  Novi, MI
CZECH REPUBLIC         Hermosillo            UNITED STATES         Pontiac, MI
Prestice               Juarez                Allen Park, MI        Plymouth, MI
                       Naucalpan             Arlington, TX         Rochester Hills, MI
ENGLAND                Puebla                Atlanta, GA           Romulus, MI
Colne                  Ramos Arizpe          Auburn Hills, MI      Sheboygan, WI
Coventry               Saltillo              Bowling Green, OH     Southfield, MI
Dunton                 Silao                 Bridgeton, MO         Strasburg, VA
Lancashire             Tlahuac               Carlisle, PA          Sidney, OH
Middlemarch            Toluca                Clawson, MI           Troy, MI
Nottingham                                   Covington, VA         Warren, MI
Tipton                                       Dearborn, MI          Wentzville, MO
Washington                                   Detroit, MI           West Chicago, IL
                                             Duncan, SC            Winchester, VA
FRANCE                                       El Paso, TX
Meaux                                                              VENEZUELA
Paris                                                              Valencia

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers of the Company.

                                                                                            YEARS WITH
                                                                                           THE COMPANY,
                                                                                          PREDECESSOR OR
             NAME                  AGE                     POSITION                      ACQUIRED COMPANY
             ----                  ---                     --------                      ----------------
Kenneth L. Way.................     57   Chairman of the Board and Chief Executive              31
                                         Officer
Robert E. Rossiter.............     51   President and Chief Operating Officer --               26
                                         International Operations and Director of the
                                         Company
James H. Vandenberghe..........     47   President and Chief Operating Officer --               24
                                         North American Operations and Director of
                                         the Company
Gerald G. Harris...............     63   Senior Vice President and Group Vice                   35
                                         President -- GM Division and Latin American
                                         Operations of the Company
Terrence E. O'Rourke...........     50   Senior Vice President and Group Vice                    2
                                         President -- Ford and Chrysler Divisions of
                                         the Company
Frank J. Preston...............     54   Senior Vice President and Group Vice                    3
                                         President -- Interior Systems Group
James A. Hollars...............     52   Senior Vice President and President -- BMW             24
                                         Division of the Company
Roger A. Jackson...............     50   Senior Vice President -- Human Resources                2
Robert G. Lawrie...............     52   Senior Vice President -- Global Mergers,                1
                                         Acquisitions and Strategic Alliances
Donald J. Stebbins.............     39   Senior Vice President, Chief Financial                  5
                                         Officer and Treasurer of the Company
Joseph F. McCarthy.............     53   Vice President, Secretary and General                   3
                                         Counsel of the Company
Charles E. Fisher..............     43   Vice President and President -- Chrysler               12
                                         Division
Douglas G. Del Grosso..........     35   Vice President and President -- GM Division            13
Daniel A. Jannette.............     54   Vice President and President -- Technology             10
                                         Division

     Set forth below is a description of the business experience of each executive officer of the Company.

     Kenneth L. Way. Mr. Way is Chairman of the Board and Chief Executive Officer of the Company, a position he has held since 1988. Prior to this he served as Corporate Vice President, Automotive Group of Lear Siegler, Inc. ("LSI") since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Prior to this, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 31 years at Lear include Manufacturing Manager of the Metal Products Division and Manager of Production Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc., Comerica, Inc. and R.P. Scherer Corporation.

     Robert E. Rossiter. Mr. Rossiter is President and Chief Operating Officer -- International Operations of the Company, a position he has held since April 1997, and he has been a Director since 1988. Mr. Rossiter served as President of the Company from 1984 until April 1997 and as Chief Operating Officer of the Company from 1988 to April 1997. He joined LSI in 1971 in the Material Control Department of the Automotive Division, then joined the Metal Products Division of LSI as Production Control Manager, and subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of Sales and worked in that position, as well as Vice President of Operations, until 1984.

     James H. Vandenberghe. Mr. Vandenberghe is President and Chief Operating Officer -- North American Operations of the Company, a position he has held since April 1997, and he has been a Director since 1995. He served as Executive Vice President of the Company from 1993 to April 1997 and Chief

Financial Officer from 1988 to April 1997. Mr. Vandenberghe also served as a director of the Company from 1988 until the merger of Lear Holdings Corporation ("Holdings"), Lear's former parent, into Lear. Mr. Vandenberghe also served as Senior Vice President -- Finance and Secretary of the Company from 1988 to 1993.

     Gerald G. Harris. Mr. Harris is Senior Vice President and Group Vice President -- GM Division and Latin American Operations of the Company, a position he has held since May 1997. Previously, Mr. Harris served as Senior Vice President and President -- GM Division of the Company from July 1996 until May 1997 and Vice President and President -- GM Division from November 1994 to July 1996. Previously, Mr. Harris served as Director Ford Business Unit from March 1992 to March 1994, Director of Sales from August 1990 to March 1992 and Sales Manager from January 1989 to August 1990. Prior to 1989, Mr. Harris held various managerial positions with the Company.

     Terrence E. O'Rourke. Mr. O'Rourke is Senior Vice President and Group Vice President -- Ford and Chrysler Divisions of the Company, a position he has held since May 1997. Previously, he served as Senior Vice President and President -- Ford Division of the Company from July 1996 until May 1997, Vice President and President -- Ford Division of the Company from November 1995 until July 1996, Vice President and President -- Chrysler Division of the Company since November 1994 and Director -- Strategic Planning since October 1994. Prior to joining Lear, Mr. O'Rourke was employed by Ford Motor Company as Supply Manager -- Climate Control Department from 1992 and Procurement Operations Manager from 1988.

     Frank J. Preston. Dr. Preston is Senior Vice President and Group Vice President -- Interior System Group of the Company, a position he has held since July 1996. Previously, Dr. Preston served as Senior Vice President and President -- Masland Division of the Company since the consummation of Lear's acquisition of Masland Corporation in June 1996. Prior to the Masland Acquisition, he served as President of Masland since January 1995 and Chief Executive Officer of Masland since January 1996. During 1995, Dr. Preston also served as Chief Operating Officer of Masland. Prior to joining Masland, Dr. Preston held various positions with Textron, most recently President of Textron Automotive Interiors.

     James A. Hollars. Mr. Hollars is Senior Vice President and President -- BMW Division of the Company. He was appointed to this position in November 1995. Prior to serving in this position, he was Senior Vice President and President -- International Operations of the Company since November 1994. Previously, he served as Senior Vice President -- International Operations of the Company since 1993 and Vice President -- International since the sale of LSI's Power Equipment Division to Lucas Industries in 1988. Mr. Hollars has held a variety of managerial positions with the Company and LSI since 1973.

     Roger A. Jackson. Mr. Jackson is Senior Vice President -- Human Resources, a position he has held since October 1995. Previously, he served as Vice President -- Human Resources for Allen Bradley, a wholly-owned subsidiary of Rockwell International. Mr. Jackson was employed by Rockwell International or its subsidiaries from December 1977 to September 1995.

     Robert G. Lawrie. Mr. Lawrie is Senior Vice President -- Global Mergers, Acquisitions and Strategic Alliances, a position he has held since June 1996. Prior to joining the Company, Mr. Lawrie served as Vice President and Special Counsel to the Chairman of Magna International Inc. since July 1992. Prior to his tenure with Magna International, Inc., Mr. Lawrie was an International Consultant to Consolidated Hydro Inc., an operator of hydroelectric plants, in 1992. From 1991 to July 1993, Mr. Lawrie was Senior Vice President, General Counsel and Secretary of Abitibi-Price Inc., an international paper manufacturer. From 1988 to 1991, Mr. Lawrie was the managing partner of the Los Angeles office of Broad Schulz Larson & Wineberg, a law firm.

     Donald J. Stebbins. Mr. Stebbins is Senior Vice President, Chief Financial Officer and Treasurer of the Company, a position he has held since April 1997. Prior to serving in this position, he was Vice President, Treasurer and Assistant Secretary of the Company since 1992. Previously he was with Bankers Trust Company, New York where he was a Vice President for four years. Prior to his tenure at Bankers Trust Company, he held positions at Citibank, N.A. and The First National Bank of Chicago.

     Joseph F. McCarthy. Mr. McCarthy is Vice President, Secretary and General Counsel of the Company, a position he has held since April 1994. Prior to joining the Company, Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company. Prior to joining Hayes Wheels International, Inc. and Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983.

     Douglas G. DelGrosso. Douglas DelGrosso is Vice President and President -- GM Division of the Company, a position he has held since May 1997. Previously he was Vice President and President -- Chrysler Division of the Company since December 1995. Other positions held by Mr. DelGrosso during his 13 years with the Company include Vice President -- Operations for the GM Division and Group Engineering Manager.

     Charles E. Fisher. Charles E. Fisher is Vice President and President -- Chrysler Division of the Company, a position he has held since May 1997. Mr. Fisher joined Lear in 1985 as Sales Manager. Positions previously held by Mr. Fisher include Director of Purchasing, Vice President of Global Purchasing and Vice President of Marketing and Sales.

     Daniel A. Jannette. Daniel A. Jannette is Vice President -- Technology of the Company, a position he has held since August 1995. Prior to joining Lear in August 1995, Mr. Jannette served as Vice President of AI since August 1993 and President of FIBERCRAFT/DESCon since 1987.

                              SELLING STOCKHOLDERS

     The following table and accompanying footnotes set forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of May 28, 1997 prior to the Offerings and as adjusted to reflect the sale of the shares of Common Stock by the Selling Stockholders in the Offerings:

                                     PRIOR TO OFFERINGS                                           AFTER OFFERINGS(3)
                            -------------------------------------                        -------------------------------------
                             NUMBER OF SHARES                           SHARES OF         NUMBER OF SHARES
                             OF COMMON STOCK       PERCENTAGE OF       COMMON STOCK       OF COMMON STOCK       PERCENTAGE OF
                            OWNED BENEFICIALLY    COMMON STOCK(2)    BEING OFFERED(3)    OWNED BENEFICIALLY     COMMON STOCK
                            ------------------    ---------------    ----------------    ------------------     -------------
Lehman Funds(1).........        10,284,854            15.6%            10,284,854                     0               0%

-------------------------
(1) The number of shares beneficially owned by the Lehman Funds includes 3,694,191 shares of Common Stock owned by Lehman Brothers Merchant Banking Portfolio Partnership L.P. and 2,510,953 shares of Common Stock owned by Lehman Brothers Capital Partners II, L.P. (each located at Three World Financial Center, New York, New York 10285); 1,015,636 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership L.P. and 3,064,074 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership-Japan L.P. (each located at Clarendon House, Church Street, Hamilton HMCX, Bermuda). LB I Group Inc. and Lehman Brothers Holdings Inc. are the general partners of Lehman Brothers Merchant Banking Portfolio Partnership L.P. and Lehman Brothers Capital Partners II, L.P., respectively, and Lehman Brothers Offshore Partners Ltd. is the general partner of Lehman Brothers Offshore Investment Partnership-Japan L.P. and Lehman Brothers Offshore Investment Partnership L.P. Each such general partner may be deemed to own beneficially the shares directly owned by the entity of which it is the general partner. LB I Group Inc. and Lehman Brothers Offshore Partners Ltd. are wholly-owned subsidiaries of Lehman Brothers Holdings Inc. Each of the partnerships may be deemed to share with Lehman Brothers Holdings Inc. the power to vote and the power to dispose of the shares owned by such partnership. The address of Lehman Brothers Holdings Inc. is Three World Financial Center, New York, New York 10285.

(2) Assumes that none of the options granted pursuant to the Company's stock option plans, pursuant to which a maximum of 3,680,121 shares of Common Stock are issuable, are exercised.

(3) The Lehman Funds have collectively granted to the Underwriters options to purchase up to an aggregate of 1,284,854 shares of Common Stock, exercisable solely to cover over-allotments. See "Underwriting." The data set forth in the table assumes that the Underwriters' over-allotment options are exercised in full.

     In 1991, the Lehman Funds acquired an aggregate of 22,874,940 shares of Common Stock from the Company and certain other stockholders (the "1991 Common Stock Acquisition"). In 1992, the Lehman Funds acquired an additional 3,999,996 shares of Common Stock from the Company (the "1992 Common Stock Acquisition"). In connection with the 1991 Common Stock Acquisition, the 1992 Common Stock Acquisition, the offering of the Senior Subordinated Notes, the NAB Acquisition, the offering of the Subordinated Notes, the initial public offering of the Company's Common Stock in April 1994, the AI Acquisition, the 1995 Stock Offering and the 1996 Stock Offering, Lehman Brothers, an affiliate of the Lehman Funds, has received, and in connection with the Offerings will receive, compensation from the Company comprising underwriting fees, discounts and commissions and financial advisory fees. In addition, Lehman Commercial Paper Inc., an affiliate of the Lehman Funds, has from time to time been a lender under the Company's credit facilities and has received customary fees in such capacity.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

     As of May 28, 1997, there were 66,075,270 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors. The Company is currently restricted under the terms of the Credit Agreement and the Indentures governing the Senior Subordinated Notes, the Subordinated Notes and the 9 1/2% Notes, from paying dividends to holders of Common Stock. In the event of a liquidation, dissolution or winding up of the Company, and subject to preferences of any Preferred Stock that may be issued in the future, the Common Stock is entitled to receive pro rata all of the assets of the Company available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon the closing of the Offerings will be fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with rights that could adversely affect the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon the closing of the Offerings and the Company has no present plans to issue any Preferred Stock.

STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENT

     The Lehman Funds, FIMA Finance Management Inc. ("FIMA") and certain current and former officers and employees of the Company are parties to the Amended and Restated Stockholders and Registration Rights Agreement dated September 27, 1991, as amended (the "Stockholders Agreement"), which contains certain restrictions on the transfer of Common Stock held by those stockholders and grants such stockholders certain registration rights. Assuming exercise of the Underwriters' over-allotment options in full, upon consummation of the Offerings, the Lehman Funds will no longer be a shareholder of the Company and therefore, no longer a party to the Stockholders Agreement.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     The by-laws of the Company provide that the Company shall indemnify each officer and director of the Company to the fullest extent permitted by applicable law. The Restated Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, the directors of the Company shall be indemnified by the Company and shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws may have the effect of preventing, discouraging or delaying any change in control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated Preferred Stock will make it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The Company's

Restated Certificate of Incorporation provides that the Board of Directors of the Company will be divided into three classes serving staggered three-year terms. Directors can be removed from office only for Cause (as defined below) and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders. "Cause" is defined as the willful and continuous failure substantially to perform one's duties to the Company or the willful engaging in gross misconduct materially and demonstrably injurious to the Company.

     The by-laws provide that special meetings of stockholders may be called by the chairman, the president, any vice president, the secretary or any assistant secretary of the Company and must be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning at least a majority of the capital stock of the Company issued and outstanding and entitled to vote. The by-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be received by the secretary of the Company not less than 60 nor more than 90 days prior to the date of the annual meeting, and must contain certain specified information concerning the person to be nominated. Notice of intent to raise business at such meeting must be received by the secretary of the Company not less than 120 nor more than 150 days prior to the first anniversary of the date of the Company's consent solicitation or proxy statement released in connection with the previous year's meeting.

DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of a corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." The current stockholders of the Company may not, by virtue of their current holdings, be deemed to be "interested stockholders" under this statute. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is The Bank of New York, located in New York, New York.

LISTING

     The Common Stock is listed on the New York Stock Exchange under the symbol LEA.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or a trust subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"). An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year; (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Code; or (3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if an individual is present in the United States for fewer than 183 days during the current year and it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion is based on Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

     Prospective holders should consult their own tax advisors about the particular U.S. federal tax consequences to them of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     In the event that dividends are paid to a non-U.S. holder, such dividends will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary) for purposes of the withholding tax. Under the current interpretation of U.S. Treasury regulations, the same presumption generally applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty (the "address system"). Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service (the "IRS").

     Under U.S. Treasury regulations which were recently proposed and which have not yet been put into effect, the address system for claiming treaty benefits would be eliminated for payments made after December 31, 1997. Rather, to claim the benefits of a tax treaty pursuant to these proposed regulations, a non-U.S. holder of Common Stock would have to file certain forms attesting to the holder's eligibility to claim treaty benefits.

     Generally, upon the filing of a Form 4224 with the Company, there is no withholding tax on dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder (or of a partnership that holds the Common Stock in which the non-U.S. holder is a member) in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset (or is a member in a partnership that holds the Common Stock as a capital asset), such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

     United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, U.S. Treasury regulations that were recently proposed would, if adopted in their present form, eliminate this address system and require a payee to furnish certain documentation to the payor so as to be able to claim such exemption from backup withholding.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a U.S. broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual's estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit for U.S. estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate purposes.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:

                                                                NUMBER OF
                     U.S. UNDERWRITERS                            SHARES
                     -----------------                          ---------
Lehman Brothers Inc.........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Morgan Stanley & Co. Incorporated...........................
Salomon Brothers Inc........................................
Schroder Wertheim & Co. Incorporated........................
                                                                ----------
       Total................................................
                                                                ==========

     Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the managers named below of the concurrent offering of the Common Stock outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. International Limited, Salomon Brothers International Limited and J. Henry Schroder & Co. Limited are acting as lead managers (the "Lead Managers"), have severally agreed to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:

                                                                NUMBER OF
                   INTERNATIONAL MANAGERS                         SHARES
                   ----------------------                       ---------
Lehman Brothers International (Europe)......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Morgan Stanley & Co. International Limited..................
Salomon Brothers International Limited......................
J. Henry Schroder & Co. Limited.............................
                                                                ----------
       Total................................................
                                                                ==========

     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to the respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

     The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less a selling concession not in excess of $ per share. The selected dealers may reallow a concession not in excess of $ per share to certain brokers and dealers. After the public offering, the public offering price, the concession to select dealers and reallowance may be changed by the U.S. Underwriters and the International Managers.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     The Selling Stockholders have granted to the U.S. Underwriters and the International Managers an option to purchase up to an aggregate of 1,030,000 and 254,854 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. All of the shares of Common Stock sold upon any exercise of this over-allotment option will be sold by the Selling Stockholders. Such option may be exercised at any time until 30 days after the date of the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively. To the extent that the option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

     The Company has agreed that it will not, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares without the prior written consent of Lehman Brothers Inc. and Lehman Brothers International (Europe), subject to certain exceptions (including the issuance of shares as consideration in acquisitions). In addition, each of the executive officers named herein and FIMA has agreed that it will not, for a period of 60 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for any such shares without the prior written consent of Lehman Brothers Inc. and Lehman Brothers International (Europe), subject to certain exceptions.

     The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. Person (as defined below) and
(ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. Person. In addition, pursuant to such agreement each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (i) it is not purchasing any such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International

Offering in the United States or Canada or to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and (b) the term "U.S. Person" means any resident or national of the United States or Canada or its provinces, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or its provinces, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. Person), and includes any United States or Canadian branch of a person other than a U.S. Person.

     Each International Manager has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Managers that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States and Canada and its provinces. Persons into whose possession this Prospectus comes are required by the Company and the International Managers to inform themselves about and to observe any restrictions as to the offering of the shares offered pursuant to the Offerings and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Prior to the Offerings, the Lehman Funds, each an affiliate of Lehman Brothers and Lehman Brothers International (Europe), beneficially own, in the aggregate, approximately 15.6% of the outstanding Common Stock of the Company (assuming no outstanding Options are exercised). Therefore, the underwriting arrangements for the Offerings will comply with the requirements of Conduct Rule 2720 (formerly Schedule E) to the Bylaws of the National Association of Securities Dealers, Inc. ("NASD") regarding an NASD member firm's participation in distributing its affiliate's securities. In accordance with Conduct Rule 2720, the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.

     The Lehman Funds will receive the proceeds from the Offerings. One of the eleven members of Lear's Board of Directors is presently employed by Lehman Brothers. Lehman Brothers has from time to time provided investment banking, financial advisory and other services to the Company, for which services it has received fees.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the U.S. Underwriters and International Managers to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the U.S. Underwriters and International Managers create a short position in the Common Stock in connection with the Offerings, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the U.S. Underwriters or International Managers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the U.S. Underwriters or International Managers makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Certain legal matters in connection with the Offerings will be passed upon for the U.S. Underwriters and the International Managers by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett has performed, and continues to perform, services for the Lehman Funds from time to time.

                                    EXPERTS

     The audited financial statements and schedule of the Company incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

     The audited historical consolidated financial statements of Masland Corporation as of June 30, 1995 and July 1, 1994 and for each of the three years in the period ended June 30, 1995 included on pages 2 through 22 of the Company's Form 8-K dated June 27, 1996, which is incorporated herein by reference, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             [INSIDE BACK COVER]



[Lear Corporation Logo]

Lear Corporation is one of the world's largest independent suppliers of automotive interior systems - with over 45,000 quality-dedicated, customer-focused people operating in 149 facilities in 22 countries around the globe.

[A picture of an automobile depicting the automotive products which Lear produces]

                       INTERIOR SYSTEMS AND COMPONENTS


SEAT SYSTEMS
Armrest Assemblies
Armrest Cup Holders
Armrest Frames
Back of Seat Trim Panels
Center Seat Console Assemblies
Child Seat Frames
Formed Wire Spring Assemblies
Headrest Assemblies
Headrest Frames
Integrated Child Seat Systems
Integrated Restraint Seat Systems
Package Trays
Back Frames
Cushion Frames
Hinge Assemblies
Latch Assemblies
Molded Foam Pads
Riser Assemblies
Side Shields
Switch Covers
Trim Covers
Side Impact Seat Systems
Sinuous Wire Spring Assemblies
Speciality Sport Seat Systems
Storage Armrest Assemblies
Under Seat Storage Systems
Wire Support Mat Assemblies

DOOR AND INTERIOR TRIM SYSTEMS
Acoustical Sound Absorption Systems
Applique Assemblies
Armrest Assemblies
Armrest Handles
Bezels and Door Switch Plates
Cab Panel Trim
Carpeted Map Pocket Appliques
Cowl Panel Trim
Cowl Panels
Cup Holders
Door Map Pocket Assemblies
Door Trim Assemblies
Door Trim Panels
Energy Absorption Systems
HVAC Assemblies
Lift Gate Lower Panels
Lift Gate Trim
Map Pocket Trim
Modular Door Panel Systems
Pull Cups/Handles
Quarter Trim Assemblies
Quarter Trim Panels
Scuff Plates
Seatbelt Retractor Covers
Speaker Grilles
Storage Systems

FLOOR AND ACOUSTIC SYSTEMS
Accessory Mats
Acoustic Seals/Patches
Acoustical Sound Absorption Systems
Back Panels
Carpeted Floor Systems
CD Changer Covers
Cowl Side Insulators
Dampers
Dash Doublers
Dash Insulators
Decklid Trim
Engine Side Dash Absorbers
Engine Side Hood Absorbers
Expandable Foam Baffles
Luggage Compartment Trim
Luggage Floor Trim
Spare Tire Covers
Structural Load Floors
Trunk Trim Panels
Vinyl/Maslite Floor Systems
Wheelhouse Trim
Wheelwell Insulators

INSTRUMENT PANEL SYSTEMS
Ash Tray Assemblies
Center Floor Consoles
Console Armrests
Console Cup Holders
Console Storage Compartments
Defrosterducts
Glove Box Compartments
HVAC Airducts
HVAC Airvents
HVAC Control Panels
Instrument Panels Control Knobs
Instrument Panel Substrates
Instrument Panels
Knee Bolsters
Upper Pads

OVERHEAD SYSTEMS
Acoustical Sound Absorption Systems
Assist Handles
Coat Hooks
Headliners
Modular Headliner Assemblies
Overhead Console Assemblies
Overhead Storage Systems
Pillar Trim
Sun Visor Retainers
Sun Visors

UNDERHOOD AND FUNCTIONAL COMPONENTS
A/C Accumulator Brackets
Air Distribution Systems
Air Filter Housings
Air Induction Ducts
Battery Trays
Coolant Reservoirs
Engine Covers
Exterior Air Dams
Fan Shrouds
Fender Liners
Front Grille Assemblies
Innershields
Roll Goods - Barrier Materials
Roll Goods - Needle-punched Carpet
Roll Goods - PVC
Roll Goods - Tufted Carpet
Spoilers
Vapor Canisters
Windshield Washer Reservoirs

             ======================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................       9
Cautionary Statements for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation Reform
  Act of 1995.........................      10
Common Stock Price Range and
  Dividends...........................      10
Pro Forma Financial Data..............      11
Selected Financial Data of the
  Company.............................      13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      14
Business of the Company...............      21
Management............................      39
Selling Stockholders..................      42
Description of Capital Stock..........      43
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................      45
Underwriting..........................      47
Legal Matters.........................      50
Experts...............................      50

             ======================================================
             ======================================================

                                9,000,000 SHARES

                                   LEAR LOGO

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                                            , 1997

                          ---------------------------

                                LEHMAN BROTHERS
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                           MORGAN STANLEY DEAN WITTER
                              SALOMON BROTHERS INC
                            SCHRODER WERTHEIM & CO.

             ======================================================

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                   Subject to Completion, dated June 10, 1997
PROSPECTUS
                                9,000,000 Shares

                                   Lear Logo

                                  COMMON STOCK
                          ---------------------------

     Of the 9,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock") of Lear Corporation ("Lear" or the "Company") being offered hereby 7,200,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 1,800,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting." All shares being offered hereby are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On June 9, 1997, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $37 1/4 per share.
                          ---------------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 9 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                                      Discounts and             Proceeds to
                                                Price to               Underwriting               Selling
                                                 Public               Commissions(1)          Stockholders(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)...............................            $                        $                        $
==================================================================================================================

(1) Lear and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the International Managers and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $          .
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers 30-day options to purchase up to an aggregate of 1,284,854 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $          ,
    $          and $          , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about                     , 1997.
                          ---------------------------

LEHMAN BROTHERS
       DONALDSON, LUFKIN & JENRETTE
               SECURITIES CORPORATION

                 MORGAN STANLEY DEAN WITTER
                          SALOMON BROTHERS INTERNATIONAL LIMITED
                                    SCHRODERS
                    , 1997

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

             ======================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
Prospectus Summary.....................     3
Risk Factors...........................     9
Cautionary Statements for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation Reform
  Act of 1995..........................    10
Common Stock Price Range and
  Dividends............................    10
Pro Forma Financial Data...............    11
Selected Financial Data of the
  Company..............................    13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of the Company............    14
Business of the Company................    21
Management.............................    39
Selling Stockholders...................    42
Description of Capital Stock...........    43
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock......................    45
Underwriting...........................    47
Legal Matters..........................    50
Experts................................    50

             ======================================================
             ======================================================

                                9,000,000 SHARES

                                  [LEAR LOGO]

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                          , 1997

                          ---------------------------

                                LEHMAN BROTHERS
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                           MORGAN STANLEY DEAN WITTER
                                SALOMON BROTHERS
                             INTERNATIONAL LIMITED

                                   SCHRODERS

             ======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the SEC filing fee and the NASD filing fee, are estimated.

SEC filing fee..............................................    $116,484
NASD filing fee.............................................      30,500
Legal fees and expenses.....................................
Accounting fees and expenses................................
Printing and engraving......................................
Miscellaneous...............................................
                                                                --------
     Total..................................................    $
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended (the "GCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the GCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The certificate of incorporation of the Registrant provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the GCL and the by-laws of the Registrant provide that the Registrant shall indemnify its directors and officers to the full extent permitted by Section 145 of the GCL.

     The Registrant has directors and officers liability insurance that insures the directors and officers of the Registrants against certain liabilities. In addition, Lehman Brothers Inc. has agreed to indemnify Alan Washkowitz, a director of the Registrant and an officer of Lehman Brothers Inc., in connection with his service as directors of the Registrant.

     The Underwriting Agreements provide for indemnification by each of the U.S. Underwriters and each of the International Managers, as the case may be, of directors and officers of Lear against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A list of exhibits is set forth on the Index to Exhibits.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     2. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan on June 10, 1997.

                                          LEAR SEATING CORPORATION

                                          By:       /s/ KENNETH L. WAY
                                            ------------------------------------
                                                       Kenneth L. Way
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Each person whose signature appears below hereby severally constitutes and appoints Kenneth L. Way, Robert E. Rossiter and James H. Vandenberghe, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for him or her and in his or her name, place and stead in any and all capacities indicated below, the Registration Statement on Form S-3 filed herewith, and any and all pre-effective and post-effective amendments to said Registration Statement (including any related registration statement filed under Rule 462), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                    NAME                                          TITLE                          DATE
---------------------------------------------       ----------------------------------       -------------
             /s/ KENNETH L. WAY                     Chairman of the Board and Chief          June 10, 1997
---------------------------------------------       Executive Officer
               Kenneth L. Way                       (Principal Executive Officer)

           /s/ ROBERT E. ROSSITER                   President and Chief Operating            June 10, 1997
---------------------------------------------       Officer -- International
             Robert E. Rossiter                     Operations and Director

          /s/ JAMES H. VANDENBERGHE                 President and Chief Operating            June 10, 1997
---------------------------------------------       Officer -- North American
            James H. Vandenberghe                   Operations and Director

           /s/ DONALD J. STEBBINS                   Senior Vice President, Chief             June 10, 1997
---------------------------------------------       Financial Officer and Treasurer
             Donald J. Stebbins                     (Principal Financial and Principal
                                                    Accounting Officer)

            /s/ LARRY W. MCCURDY                    Director                                 June 10, 1997
---------------------------------------------
              Larry W. McCurdy

            /s/ GIAN ANDREA BOTTA              Director                                       June 10, 1997
---------------------------------------------
              Gian Andrea Botta

              /s/ IRMA B. ELDER                Director                                       June 10, 1997
---------------------------------------------
                Irma B. Elder

             /s/ ROY E. PARROTT                Director                                       June 10, 1997
---------------------------------------------
               Roy E. Parrott

            /s/ ROBERT W. SHOWER               Director                                       June 10, 1997
---------------------------------------------
              Robert W. Shower

            /s/ DAVID P. SPALDING              Director                                       June 10, 1997
---------------------------------------------
              David P. Spalding

             /s/ JAMES A. STERN                Director                                       June 10, 1997
---------------------------------------------
               James A. Stern

           /s/ ALAN H. WASHKOWITZ              Director                                       June 10, 1997
---------------------------------------------
             Alan H. Washkowitz

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                                     EXHIBIT
--------------                                     -------

      1.1         --     Form of U.S. Underwriting Agreement.
      1.2         --     Form of International Underwriting Agreement.
      5.1         --     Opinion of Winston & Strawn, special counsel to Lear.
     23.1         --     Consent of Arthur Andersen LLP.
     23.2         --     Consent of Price Waterhouse LLP, with respect to the Masland
                         Financial Statements.
     23.3         --     Consent of Winston & Strawn (included in Exhibit 5.1).
     24.1         --     Powers of Attorney (included on signature page hereof).
     99.1         --     Purchase Agreement dated as of May 26, 1997, among Keiper
                         GmbH & Co., Putsch GmbH & Co. KG, Keiper Recaro GmbH, Keiper
                         Car Seating Verwaltungs GmbH, Lear Corporation GmbH & Co.
                         and the Company.
    99.2*         --     Interim Financial Statements of Masland Corporation for the
                         period ended June 27, 1996.

-------------------------
* To be filed by Amendment.